     As filed with the Securities and Exchange Commission on April 23, 1999


                                                   Registration No. 333-75147
                                                   Registration No. 333-75147-01
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------


                                 PRE-EFFECTIVE


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                         ------------------------------

                             FLAGSTAR BANCORP, INC.
             (Exact name of registrant as specified in its charter)

                          MICHIGAN                                                    38-3150651
              (State or other jurisdiction of                                      (I.R.S. Employer
               Incorporation or organization)                                    Identification No.)

                                 FLAGSTAR TRUST
             (Exact name of registrant as specified in its charter)

                          DELAWARE                                                   APPLIED FOR
              (State or other jurisdiction of                                      (I.R.S. Employer
               Incorporation or organization)                                    Identification No.)

                         ------------------------------

                              2600 TELEGRAPH ROAD
                     BLOOMFIELD HILLS, MICHIGAN 48302-0953
                                 (248) 338-7700
  (Address, including zip code, and telephone number, including area code, of
                   Registrants' principal executive offices)
                         ------------------------------

                               THOMAS J. HAMMOND
               CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                             FLAGSTAR BANCORP, INC.
                              2600 TELEGRAPH ROAD
                     BLOOMFIELD HILLS, MICHIGAN 48302-0953
                                 (248) 338-7700
 (Name, address, including zip code, and telephone number, including area code, of agent for service of process)
                         ------------------------------


                                   Copies To:

                    MATTHEW G. ASH, ESQ.                                               DONALD J. KUNZ, ESQ.
                         KUTAK ROCK                                             HONIGMAN MILLER SCHWARTZ AND COHN
         1101 CONNECTICUT AVENUE, N.W., SUITE 1000                                 2290 FIRST NATIONAL BUILDING
                 WASHINGTON, DC 20036-4374                                             660 WOODWARD AVENUE
                   (202) 828-2400 (PHONE)                                          DETROIT, MICHIGAN 48226-3583
                    (202) 828-2488 (FAX)                                              (313) 465-7000 (PHONE)
                                                                                       (313) 465-7455 (FAX)


                         ------------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                         ------------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If the delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION. DATED APRIL 23, 1999

                                   PROSPECTUS


                         2,600,000 PREFERRED SECURITIES

                             [FLAGSTAR TRUST LOGO]

                         % CUMULATIVE PREFERRED SECURITIES
                (LIQUIDATION AMOUNT $25 PER PREFERRED SECURITY)

                                 GUARANTEED BY
                            [FLAGSTAR BANCORP LOGO]
                      ------------------------------------

The Offering:


                              PER
                           PREFERRED
                           SECURITY        TOTAL
                           ---------       -----
Public Price...........     $25.00      $65,000,000
Underwriting Discounts
  and Commissions......
                            ------      -----------
Proceeds to Trust......     $           $
                            ======      ===========



This offering is for 2,600,000 Preferred Securities of Flagstar Trust; however, the Underwriters have a 30-day option to purchase up to an additional 15% of the shares of Preferred Securities (390,000 additional Preferred Securities) from Flagstar Trust.


Flagstar Trust is a Delaware business trust. The trust will:

- sell Preferred Securities (representing undivided beneficial interests in the trust) to the public,

- sell Common Securities (representing undivided beneficial interests in the trust) to Flagstar Bancorp,

- use the proceeds from these sales to buy an equal principal amount of Junior
  Subordinated Debentures due       2029 of Flagstar Bancorp,

- distribute the cash payments it receives on the Junior Subordinated Debentures it owns to the holders of the Preferred and Common Securities.

For each Preferred Security that you own, you will be entitled to receive
cumulative cash distributions at an annual rate of   % payable after each
calendar quarter on the last business day of March, June, September and December, beginning on June 30, 1999. We may defer payment of distributions at any time for periods of up to 20 consecutive quarters. The Preferred Securities are subordinated to all of our Senior and Subordinated Debt. The Preferred
Securities mature on       , 2029. Flagstar Trust may redeem the Preferred
Securities, at a redemption price of $25 per Preferred Security plus accrued and
unpaid distributions, at any time on or after       , 2004, or earlier under
certain circumstances.

Flagstar Bancorp will fully and unconditionally guarantee the Preferred Securities based on its obligations under a guarantee, a trust declaration and an indenture.

We have applied to The Nasdaq Stock Market to list the Preferred Securities
under the trading symbol "         ".

                      ------------------------------------

INVESTING IN THE PREFERRED SECURITIES INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

NONE OF THE SECURITIES OFFERED BY THIS PROSPECTUS ARE DEPOSITS OR ACCOUNTS. THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSIONS HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                      ------------------------------------
RONEY CAPITAL MARKETS LOGO
           MCDONALD INVESTMENTS INC.
                      STIFEL, NICOLAUS & COMPANY
                                  INCORPORATED

                                  JWGENESIS SECURITIES, INC.


                  THE DATE OF THIS PROSPECTUS IS       , 1999.

                         [MAP OF PROPOSED MARKET AREA]

                             ABOUT THIS PROSPECTUS

     This Prospectus is part of a registration statement on Form S-3 that we and Flagstar Trust have filed with the Securities and Exchange Commission (the "SEC") relating to Flagstar Trust's Preferred Securities being offered by this Prospectus. As permitted by SEC rules, this Prospectus does not contain all of the information contained in the registration statement and accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and schedules for more information about us and Flagstar Trust's Preferred Securities. The registration statement, exhibits and schedules are also available at the SEC's public reference rooms or through its EDGAR database on the internet.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy, upon payment of a fee set by the SEC, any document that we file with the SEC at its public reference rooms in Washington, D.C. (450 Fifth Street, N.W., 20549), New York, New York (Seven World Trade Center, 13th Floor, Suite 1300, 10048) and Chicago, Illinois (Citicorp Center, 500 West Madison Street, 14th Floor, Suite 1400, 60661). You may also call the SEC at 1-800-432-0330 for more information on the public reference rooms. Our filings are also available to the public on the internet, through the SEC's EDGAR database. You may access the EDGAR database at the SEC's web site at http://www.sec.gov.

     You may also obtain a copy of these filings from us at no cost upon your written or oral request to us. Please direct your requests to our Corporate Secretary, Mary Kay McGuire, at Flagstar Bancorp, Inc., 2600 Telegraph Road, Bloomfield Hills, Michigan, 48302-0953, or by telephoning us at (248) 338-7700. To obtain timely delivery, you must request the information no later than five business days prior to the date you decide to invest in Flagstar Trust's Preferred Securities.

     The SEC allows us to "incorporate by reference" into this Prospectus the information we file with them. This means that we can disclose important business, financial and other information in our SEC filings by referring you to the documents containing this information. Any information referred to in this way is considered part of this Prospectus, and any information filed with the SEC by us after the date of this Prospectus will automatically be deemed to update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") until we file a post-effective amendment to the Form S-3 indicating the termination of this offering:

     - Annual Report on Form 10-K for the year ended December 31, 1998.

     There are not separate financial statements of Flagstar Trust in this Prospectus. We do not believe such financial statements would be helpful because:

     - Flagstar Trust is a subsidiary of Flagstar Bancorp, Inc., which files consolidated financial information under the Exchange Act.

     - Flagstar Trust does not have any independent operations other than issuing the preferred and common securities and purchasing the Junior Subordinated Debentures of Flagstar Bancorp, Inc.

     - Flagstar Trust's only material assets will be the Junior Subordinated Debentures of Flagstar Bancorp, Inc. when issued.

     - The combined obligations of Flagstar Bancorp, Inc. under the Junior Subordinated Debentures, the Guarantee, the Trust Agreement and the Indenture (each as we define later) have the effect of providing a full and unconditional guarantee of Flagstar Trust's obligations under its Preferred Securities. See "Description of Junior Subordinated Securities," "Description of Preferred Securities," "Description of Guarantee" and "Relationship Among Preferred Securities, the Junior Subordinated Debentures and the Guarantee."

                       SPECIAL NOTE OF CAUTION REGARDING
                           FORWARD-LOOKING STATEMENTS

     Certain statements contained in (i) this Prospectus, (ii) any applicable amendment to this Prospectus and (iii) the documents incorporated by reference into this Prospectus, may constitute "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements are based on our management's beliefs, assumptions and expectations of our future economic performance, taking into account the information currently available to them. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Some of the important factors that could cause our actual results, performance or financial condition to differ materially from our expectations are:

     - The effect that changes in interest rates have on our earnings and assets.

     - Our cost of funds.

     - Our ability to resell mortgages.

     - Our level of loan defaults and delinquencies.

     - Concentrations of our loans in one geographic area or with a few mortgage companies.

     - The seasonal variations in the mortgage banking business.

     - Our ability to manage our retail banking expansion.

     - Our ability to retain key personnel.

     - The degree and nature of our competition.

     - Changes in government regulation of our business.

     - The threat of litigation in the mortgage banking business.

     - Environmental liability associated with foreclosures.

     - The effect of the Year 2000 problem on us and on those entities with which we deal.

     When used in our documents or oral presentations, the words "believe," "may," "will," "should," "anticipate," "estimate," "expect," "objective," "projection," "forecast," "goal," or similar words or the negatives of these words are intended to identify forward-looking statements. We qualify any such forward-looking statements entirely by these cautionary factors.

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this Prospectus. The summary is not complete and does not contain all of the information that you should consider before investing in the Preferred Securities. You should read the entire Prospectus carefully.

     We use the term "we" or "the Company" to refer to Flagstar Bancorp, Inc., a business corporation organized under Michigan law. We use the term "Flagstar Trust" to refer to Flagstar Trust, a Delaware business trust organized to purchase our Junior Subordinated Debentures and issue the Preferred Securities. We use the term "the Bank" to refer to Flagstar Bank, FSB, a federal savings bank organized under federal laws of the United States. In some cases, a reference to "we" or "the Company" will include the Bank and Flagstar Trust since they are both our wholly-owned subsidiaries.

     FLAGSTAR BANCORP, INC.

     We are one of the largest home mortgage lenders in the United States. Our business is the origination of single-family mortgage loans. Through the Bank, we attract deposits from the general public and originate or acquire residential mortgage loans. The Bank is the largest independent savings institution in Michigan based on asset size. For the year ended December 31, 1998, we ranked 13th in the United States in residential mortgage loan originations.

     We have experienced significant asset growth and achieved continuing profitability:

     - Total assets increased to $3.0 billion for the year ended December 31, 1998 from $1.9 billion for the same period in 1997 and $1.3 billion for the same period in 1996.

     - Net income increased to $41.1 million ($2.90 per share -- diluted) for the year ended December 31, 1998 from $21.8 million ($1.68 per share -- diluted) for the same period in 1997 and $17.0 million ($1.51 per share -- diluted) for the same period in 1996.

     - For the year ended December 31, 1998 return on average assets equaled 1.45% and return on average equity equaled 28.77% compared to return on average assets of 1.29% and return on average equity of 20.69% for the same period in 1997.

     Our primary lines of business are mortgage banking and retail banking.

     - Our mortgage banking operations originate residential mortgages through 31 retail loan origination offices located in Michigan (27), Florida (3) and Ohio (1), as well as a nationwide network of independent mortgage brokers.

     - We currently operate a network of 30 retail bank branches located in Michigan, including two opened in 1999.

     For the year ended December 31, 1998, we produced $18.8 billion in mortgage loans as compared to $7.9 billion in 1997. In addition, our loan servicing portfolio totaled $11.5 billion at December 31, 1998 as compared to $6.4 billion at December 31, 1997. Substantially all of our servicing portfolio (net of loans subserviced for others) is comprised of conventional loans.

     OUR BUSINESS STRATEGY

     Our strategy consists of the following key elements:

     - continue to expand our bank branch network into demographically desirable communities in Michigan in order to gain access to additional deposits;

     - as market conditions permit, retain a portion of our mortgage loan production volume or mortgage servicing rights or both (thereby benefiting from economies of scale);

     - continue to utilize advanced technology and automated processes throughout our business to improve customer service, reduce costs of loan production and servicing and increase efficiencies; and

     - cross-sell retail banking services to our large Michigan base of existing mortgage customers.

     FLAGSTAR TRUST

     Flagstar Trust is a Delaware business trust. Flagstar Trust will exist solely to:

     - issue and sell its Common Securities to us;

     - issue and sell its Preferred Securities to the public;

     - use the proceeds from the sale of its Common Securities and Preferred Securities to purchase the Junior Subordinated Debentures from us;

     - distribute the cash payments it receives on the Junior Subordinated Debentures it owns to the holders of the Preferred and Common Securities; and

     - engage in other activities that are necessary or incidental to these purposes.

     Flagstar Bancorp's and Flagstar Trust's principal executive offices are located at 2600 Telegraph Road, Bloomfield Hills, Michigan, 48302-0968. The main telephone number for both Flagstar Bancorp and Flagstar Trust is (248) 338-7700.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, you should carefully consider the following factors before investing in the Preferred Securities.

PREFERRED SECURITIES RISK FACTORS

     THE HOLDERS OF OUR SENIOR AND SUBORDINATED DEBT WILL GET PAID BEFORE YOU WILL GET PAID UNDER THE GUARANTEE.

     Our obligations under the Junior Subordinated Debentures are unsecured and rank junior in right of payment to all of our Senior and Subordinated Debt and equal to any junior debt securities we may later have.

     The Preferred Securities, the Junior Subordinated Debentures and the Guarantee do not limit our ability to incur additional indebtedness, including indebtedness that ranks senior to the Junior Subordinated Debentures and the Guarantee. See "Description of Guarantee -- Status of Guarantee" and "Description of the Junior Subordinated Debentures -- Subordination."

     IF WE DO NOT MAKE PAYMENTS UNDER THE JUNIOR SUBORDINATED DEBENTURES, FLAGSTAR TRUST WILL BE UNABLE TO PAY DISTRIBUTIONS AND LIQUIDATION AMOUNTS AND THE PREFERRED SECURITIES GUARANTEE WILL NOT APPLY.

     The ability of Flagstar Trust to pay Distributions and, upon redemption, the Liquidation Amount of $25 per Preferred Security is solely dependent upon our ability to make the related payments on the Junior Subordinated Debentures when due. If we default on our obligation to pay principal of or interest on the Junior Subordinated Debentures, Flagstar Trust will not have sufficient funds to pay Distributions or the Liquidation Amount.

     In that case, you will not be able to rely upon the Preferred Securities Guarantee for payment of these amounts because the Preferred Securities Guarantee only applies if we make a payment of principal or interest on the Junior Subordinated Debentures. For more information on our obligations under the Preferred Securities Guarantee and the Junior Subordinated Debentures, see "Description of Guarantee -- Status of Guarantee" and "Description of the Junior Subordinated Debentures -- Subordination."

     OUR INTEREST PAYMENTS ON THE JUNIOR SUBORDINATED DEBENTURES ARE DEPENDENT ON OUR RECEIPT OF DIVIDENDS FROM THE BANK.

     A substantial majority of our assets consists of our investment in the Bank. Thus, our ability to pay interest and principal on the Junior Subordinated Debentures to Flagstar Trust depends primarily upon our receipt of cash dividends from the Bank. Dividend payments from the Bank to us are subject to, among other things:

     - regulatory limitations, generally based on current and retained earnings and capital maintenance requirements, imposed by various bank regulatory agencies;

     - profitability, financial condition and capital expenditures and other cash flow requirements of the Bank; and

     - prior claims of creditors of the Bank.

     This means that the Junior Subordinated Debentures will be effectively subordinated to all obligations of our subsidiaries. For example, our Bank currently has a subsidiary that acts as a real estate investment trust ("REIT") and sold preferred shares to the public. If the Bank is required to terminate the REIT, the REIT's preferred shares will be exchanged for the Bank's preferred shares. If this happens, the Bank's funds would be used first to satisfy its obligations on its own preferred shares before paying any dividends to the Company.

     If the Bank is unable to pay sufficient dividends to us, then we will likely be unable to make payments on the Junior Subordinated Debentures, thereby leaving insufficient funds for Flagstar Trust to make payments to you on the Preferred Securities.

     DISTRIBUTIONS ON THE PREFERRED SECURITIES MAY BE DEFERRED; YOU MAY HAVE TO INCLUDE INTEREST IN YOUR TAXABLE INCOME BEFORE YOU RECEIVE CASH.

     It is possible that you will not receive cash distributions on the Preferred Securities for up to 20 consecutive quarters (in each case, an "Extension Period"). We have the right, at one or more times, to defer interest payments on the Junior Subordinated Debentures for up to 20 consecutive quarters, but not beyond the maturity date of the Junior Subordinated Debentures and must make payments of all deferred interest upon the earlier of the end of the Extension Period or the maturity date. This right exists only if no Event of Default under the Junior Subordinated Debentures has occurred and is continuing. If we exercise this right, Flagstar Trust could defer Distributions on the Preferred Securities during any Extension Period. However, you would still
accumulate Distributions at the annual rate of      % of the Liquidation Amount
of $25 per Preferred Security, plus you will earn interest at the annual rate of
     %, compounded quarterly, on any unpaid Distributions. When we pay all the accumulated amounts due to you during an Extension Period, the Extension Period will terminate. However, we have the right to begin another Extension Period under the same terms outlined above. There is no limit on the number of times we can elect to begin an Extension Period. During an Extension Period, the Preferred Securities may trade at a price that does not fully reflect the value of accrued but unpaid Distributions. See "Description of the Preferred Securities."

     You will also not receive the cash distributions related to any accrued and unpaid interest from Flagstar Trust if you sell the Preferred Securities before the end of an Extension Period. However, you will be required to include accrued interest income as original issue discount for United States federal income tax purposes in respect of your pro rata share of the Junior Subordinated Debentures held by Flagstar Trust. While we will take the position that original issue discount will not arise before the first Extension Period, it is possible that all interest on the Junior Subordinated Debentures would be required to be accounted for as original issue discount. In these circumstances, the receipt of interest would not separately be reported as taxable income. See "United States Federal Income Tax Consequences" for more information regarding the tax consequences of the Preferred Securities.

     We have no current intention of exercising our right to defer interest payments on the Junior Subordinated Debentures. However, if we exercise our right in the future, the market price of the Preferred Securities is likely to be adversely affected.

     IF WE REDEEM THE JUNIOR SUBORDINATED DEBENTURES IT WILL CAUSE A REDEMPTION OF THE PREFERRED SECURITIES AND YOU MAY NOT BE ABLE TO REINVEST THE PROCEEDS AT THE SAME OR HIGHER RATE OF RETURN.

     You are subject to prepayment risk of your Preferred Securities. If your Preferred Securities are redeemed, you may not be able to reinvest the money you receive in the redemption at a rate that is equal to or higher than the rate of return you receive on the Preferred Securities. Although the Junior Subordinated
Debentures have a stated maturity date of             , 2029, they may be
redeemed by us prior to maturity which, in turn, would cause an early redemption of the Preferred Securities, in the following circumstances:

     - In whole or in part, beginning on                2004 at our option.

     - In whole upon a change in the federal tax laws or a change in the interpretation of the tax laws by the courts or the Internal Revenue Service, which would result in a risk that (1) Flagstar Trust may be subject to federal income tax, (2) the interest we pay on the Junior Subordinated Debentures will not be deductible by us for federal income tax purposes, or (3) Flagstar Trust is or will be subject to more than a minimal amount of other taxes or governmental charges.

     - In whole upon a change in the laws or regulations to the effect that Flagstar Trust is or will be considered to be an investment company that is required to be registered under the Investment Company Act of 1940.

     - In whole upon a change in the laws or regulations if there is a risk that we will not be able to treat all or a substantial portion of the Preferred Securities as core capital for purposes of federal banking guidelines.

     Our exercise of these redemption rights is subject to our receipt of prior approval of federal banking regulators, if required. For further information concerning tax or regulatory events that may trigger redemption of the Junior Subordinated Debentures and prepayment of the Preferred Securities, see "Description of the Preferred Securities -- Redemption."

     DISTRIBUTION OF JUNIOR SUBORDINATED DEBENTURES TO HOLDERS OF PREFERRED SECURITIES MAY HAVE AN ADVERSE EFFECT ON THE MARKET PRICE OF YOUR INVESTMENT.

     Your investment in the Preferred Securities may decrease in value if the Junior Subordinated Debentures are distributed to you in exchange for your Preferred Securities. We cannot predict the liquidity or market prices for the Junior Subordinated Debentures that may be distributed. Accordingly, the Junior Subordinated Debentures that you receive upon a distribution, or the Preferred Securities you hold pending such a distribution, may trade at a discount to the price that you paid to purchase the Preferred Securities.

     Because you may receive Junior Subordinated Debentures, you must also make an investment decision with regard to these securities. You should carefully review all the information regarding the Junior Subordinated Debentures contained in this Prospectus.

     Under "United States Federal Income Tax Consequences" we discuss applicable United States federal income tax consequences of a distribution of the Junior Subordinated Debentures.

     IN THE EVENT OF A DEFAULT UNDER THE PREFERRED SECURITIES, YOU MAY BE REQUIRED TO RELY ON THE PROPERTY TRUSTEE OF FLAGSTAR TRUST TO ENFORCE YOUR RIGHTS.

     You may not be able to directly enforce rights against us if an event of default occurs with respect to the Junior Subordinated Debentures. For a listing of events that are events of default, see "Description of the Preferred Securities -- Events of Default, Notice" and "Description of the Junior Subordinated Debentures -- Debenture Events of Default."

     If an event of default under the Junior Subordinated Debentures occurs and is continuing, this event will also be an event of default under the Preferred Securities. In that case, you generally would first have to rely on the Property Trustee's enforcement of its rights as holder of the Junior Subordinated Debentures against us. If the Property Trustee fails to exercise its rights under the Junior Subordinated Debentures, you will then be able to exercise any other remedies available under the Junior Subordinated Debentures.

     However, if the default arises because we fail to pay interest or principal (except during an Extension Period) on the Junior Subordinated Debentures, you may proceed directly against us without first relying on the Property Trustee.

     LIMITED COVENANTS RELATING TO THE PREFERRED SECURITIES AND THE JUNIOR SUBORDINATED DEBENTURES WILL NOT NECESSARILY PROTECT YOU.

     Our obligations as set forth in the governing documents (i.e., relating to the Preferred Securities and the Junior Subordinated Debentures) are limited. As a result, the governing documents will not necessarily protect you in the event of an adverse change in our financial condition or results of operations. The governing documents do not limit our ability or any of our subsidiaries to incur additional debt. You should not consider the terms of the governing documents to be a significant factor in evaluating whether we will be able to comply with our obligations under the Junior Subordinated Debentures or the Guarantee.

     WE WILL CONTROL FLAGSTAR TRUST BECAUSE YOU WILL HAVE LIMITED VOTING RIGHTS.

     As a holder of Preferred Securities, you have limited voting rights. These rights relate only to the modification of the Preferred Securities and removal of the Property and Indenture Trustees of Flagstar Trust upon a limited number of events. You will not have any voting rights regarding Flagstar Bancorp's business or any matters regarding the Administrative Trustees. See "Description of the Preferred Securities -- Voting Rights; Amendment of the Trust Agreement" for more information on your limited voting rights.

     TRADING CHARACTERISTICS OF THE PREFERRED SECURITIES MAY CREATE ADVERSE TAX CONSEQUENCES FOR YOU.

     The Preferred Securities may trade at a price that does not reflect the value of accrued but unpaid interest on the underlying Junior Subordinated Debentures. If you dispose of your Preferred Securities between record dates for payments on the Preferred Securities, you may have adverse tax consequences. Under these circumstances, you will be required to include accrued but unpaid interest on the Junior Subordinated Debentures allocable to the Preferred Securities through the date of disposition in your income as ordinary income.

     If interest on the Junior Subordinated Debentures is included in income under the original issue discount provisions, you would add this amount to your adjusted tax basis in your share of the underlying Junior Subordinated Debentures deemed disposed. If your selling price is less than your adjusted tax basis, which will include all accrued but unpaid original issue discount interest included in your income, you could recognize a capital loss which, subject to exceptions, cannot be applied to offset ordinary income for federal income tax purposes. See "United States Federal Income Tax
Consequences -- Potential Extension of Interest Payment Period and Original Issue Discount" and "-- Sale of Preferred Securities" for more information on possible adverse tax consequences to you.

     THERE HAS NOT BEEN A PRIOR PUBLIC MARKET FOR THE PREFERRED SECURITIES, AND AN ACTIVE TRADING MARKET FOR THE PREFERRED SECURITIES MAY NOT DEVELOP.

     The Preferred Securities constitute a new issue of securities with no established trading market. Although an application for listing of the Preferred Securities on The Nasdaq Stock Market(R) has been filed, there can be no assurance that our listing will be approved. Further, even if approved, a listing does not guarantee that a trading market for the Preferred Securities will develop. If a trading market does develop, there is no assurance of the depth of that market or that holders of Preferred Securities will be able to sell their Preferred Securities easily.

FLAGSTAR BANCORP RISK FACTORS

     ANY CHANGES IN INTEREST RATES MAY ADVERSELY AFFECT OUR EARNINGS AND FINANCIAL CONDITION.

     Changes in interest rates affect our operating performance and financial condition in diverse ways. Our profitability depends in substantial part on our "net interest spread," which is the difference between the rates we receive on loans and investments and the rates we pay for deposits and other sources of funds. Our net interest spread will depend on many factors that are partly or entirely outside our control, including competition, federal economic, monetary and fiscal policies, and economic conditions generally. Historically, net interest spreads for other financial institutions have widened and narrowed in response to these and other factors, which are often collectively referred to as "interest rate risk." We intend to try to minimize our exposure to interest rate risk, but we will be unable to eliminate it.

     In our retail banking operations, we are subject to interest rate risk on loans held in our portfolio arising from mismatches (i.e., the interest rate sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities, which is measured in terms of the ratio of the interest rate sensitivity gap to total assets. A higher level of assets repricing or maturing than liabilities over a given time frame is considered asset-sensitive and is reflected as a positive gap. In contrast, a higher level of liabilities repricing or maturing than assets over a given time frame is considered liability-sensitive and is reflected as a negative gap. An asset-sensitive position (i.e., a positive gap) will generally enhance earnings in a rising interest rate environment and will negatively impact earnings in a falling interest rate environment. A liability-sensitive position (i.e., a negative gap) will generally enhance earnings in a falling interest rate environment and negatively impact earnings in a rising interest rate environment. Fluctuations in interest rates are not predictable or controllable. Although we have attempted to structure our asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates, we can not give any assurance that a sudden or significant change in prevailing interest rates will not have a material adverse effect on our operating results.

     In our mortgage banking operations, we are exposed to interest rate risk from the time the interest rate on a mortgage loan application is committed to by us through the time we sell or commit to sell the mortgage loan. On a daily basis, we analyze various economic and market factors and, based upon these analyses, project the amount of mortgage loans we expect to sell for delivery at a future date. The actual amount of loans we sell will be a percentage computed as (i) the number of mortgage loans on which we have issued binding commitments (and thereby locked in the interest rate) but have not yet closed ("pipeline loans") divided by (ii) actual closings. If interest rates change in an unanticipated fashion, the actual percentage of pipeline loans that close may differ from the projected percentage. The resulting mismatch of commitments to fund mortgage loans and commitments to sell mortgage loans may have an adverse effect on the results of operations in any such period. For instance, a sudden increase in interest rates can cause a higher percentage of pipeline loans to close than projected. To the degree that this is not anticipated, we may not have made commitments to sell these additional pipeline loans and may incur significant losses upon their sale as the market rate of interest will be higher than the mortgage interest rate we committed to on such additional pipeline loans. Our profitability may be adversely affected to the extent our hedging strategy is not successful.

     The market value of, and earnings from, our mortgage loan servicing portfolio may be adversely affected by declines in interest rates. When mortgage interest rates decline, mortgage loan prepayments usually increase as customers refinance their loans. When this happens, the income stream from our current mortgage loan servicing portfolio may decline. In that case, we may be required to amortize the portfolio over a shorter period of time or reduce the carrying value of our mortgage loan servicing portfolio. This would adversely affect our operating results and financial condition.

     THE LOSS OF OR INCREASED COST OF OUR OPERATING FUNDS MAY REDUCE OUR
EARNINGS.

     The principal sources of funding for our operations have been bank deposits and, to a lesser extent, borrowings from the Federal Home Loan Bank (the "FHLB") and funds held in escrow for mortgage loan servicing purposes. Historically, our cost of funds associated with deposits has generally been lower than our cost to borrow from the FHLB. If we are unable to fund our asset growth through the maintenance and growth of our deposit base, we may have to rely to a greater extent on borrowings from the FHLB or other sources. If this causes our net cost of funds to increase, our net interest margin would be adversely affected. At December 31, 1998, we had a $1.3 billion line of credit with the FHLB, of which $456.0 million had been drawn and was outstanding.

     We cannot assume that we will be successful in retaining our access to funds at the level or cost necessary to continue originations of single-family mortgage loans at their current volume and level of profitability. We may have to curtail our origination of single-family mortgage loans if we cannot maintain our low cost of funds. If we have to reduce our single family mortgage loan originations, we may suffer a material adverse effect on our operating results and financial condition.

     OUR PROFITABILITY WILL BE SIGNIFICANTLY REDUCED IF WE ARE NOT ABLE TO RESELL MORTGAGES.

     Currently, we sell substantially all the mortgage loans we originate. Our profitability depends in large part upon our ability to originate or purchase a high volume of loans and to quickly sell them in the secondary market.

     Our ability to sell mortgage loans readily is dependent upon the availability of an active secondary market for single-family mortgage loans, which in turn depends in part upon the continuation of programs currently offered by Fannie Mae, Freddie Mac, Ginnie Mae and other institutional and non-institutional investors. These entities account for a substantial portion of the secondary market in residential mortgage loans. Some of the largest participants in the secondary market, including Fannie Mae, Freddie Mac and Ginnie Mae, are government-sponsored enterprises whose activities are governed by federal law. Any future changes in laws that limit the activity of such government sponsored enterprises could, in turn, adversely affect our operations.

     In addition, our ability to sell mortgage loans readily is dependent upon our ability to remain eligible for the programs offered by Fannie Mae, Freddie Mac, Ginnie Mae and other institutional and non-institutional investors. We expect to remain eligible to participate in such programs but any significant impairment of such eligibility could materially and adversely affect our operations. Further, the criteria for loans to be accepted under such programs may be changed from time to time by the sponsoring entity. The profitability of participating in specific programs may vary depending on a number of factors, including our administrative costs of originating and purchasing qualifying loans.

     WE ARE AT RISK FOR LOSSES ON OUR LOANS THAT HAVE DEFAULTS OR DELINQUENCIES.

     We are generally at risk for any loan defaults from the time we fund a loan until the time we sell the loan. This time period is generally 10 to 40 days. Once we sell the mortgage loans, the risk of loss from loan defaults and foreclosure generally passes to the purchaser or insurer of the loans. In connection with the sale, we typically make certain representations and warranties to the purchasers and insurers of such loans. Such representations and warranties generally relate to the origination and servicing of loans in substantial conformance with the laws of the state of origination and applicable investor guidelines and program eligibility standards. We rely upon our underwriting department to ascertain compliance with individual investor standards prior to sale of the loans in the secondary market, and we rely upon our quality control department to test sold loans on a sample basis for compliance. The purchasers of such loans will typically conduct a more detailed review of such loans following acquisition to determine whether such loans were originated in compliance with the purchaser's underwriting guidelines and program eligibility standards. We become liable for the unpaid principal and interest on any defaulted mortgage loan if there has been a breach of our representations and warranties. In such instances, we may be required to repurchase the loan.

     We are also affected by loan delinquencies and defaults on mortgage loans that we service. At December 31, 1998, approximately 1.83% of the loans we serviced for others were 30 days or more delinquent (including foreclosures). Under certain types of servicing contracts, the servicer must advance all or part of the scheduled payments to the owner of the loan, even when loan payments are delinquent. Also, to protect their liens on mortgaged properties, owners of loans usually require the servicer to advance the cost of mortgage and hazard insurance and tax payments on schedule even if sufficient escrow funds are not available. The servicer will be reimbursed by the mortgage owner or from liquidation proceeds for payments advanced that the servicer is unable to recover from the mortgagor, although the timing of such reimbursement is typically uncertain. In the interim, the servicer must absorb the cost of funds advanced. Further, the servicer must bear the costs of attempting to collect on delinquent and defaulted loans. We do not collect servicing income from the time a loan becomes delinquent until foreclosure, at which time such amounts, if any, may be recovered.

     IF THERE ARE ADVERSE CONDITIONS IN ONE GEOGRAPHIC AREA OR WITH A FEW CUSTOMERS, THESE MAY HAVE A DISPROPORTIONATELY LARGE EFFECT ON OUR FINANCIAL RESULTS.

     Historically, our single-family mortgage loan portfolio has been concentrated in certain geographic regions, particularly Michigan, based upon the location of the property collateralizing the mortgage loan. Because borrowers of single-family mortgage loans usually reside on the collateral property, changes in economic and business conditions in the area in which the property is located can affect the borrower and thus have an effect on the performance of the loan. For instance, the mortgage loans we serviced (as measured by unpaid principal balance), including loans held for investment, that were collateralized by property located in Michigan comprised 22.4% of total mortgage loans at December 31, 1998. As a result, unfavorable or worsened economic conditions in Michigan could have a material adverse effect on our financial condition and results of operations.

     In addition to risks associated with a geographic concentration of our loan portfolio, our results of operations can be affected by concentration of credit to just a few borrowers. We currently provide warehouse lines of credit ranging up to $21.5 million to certain mortgage companies. We have also originated commercial real estate loans in amounts up to $6.5 million. Repayment of such loans is primarily dependent upon the successful operation of the business involved and therefore could be subject to a greater extent to adverse conditions in the economy. If any single large loan customer defaults on their loan from us, it could adversely affect our operating results.

     A SIGNIFICANT PORTION OF OUR INCOME ARISES FROM THE MORTGAGE BANKING BUSINESS, WHICH IS SEASONAL.

     We earn a significant amount of income in the mortgage banking industry, which is generally subject to seasonal variations. These variations reflect the general national pattern of sales and resales of homes, although refinancings tend to be less seasonal and more closely related to changes in interest rates. Sales and resales of homes typically peak during the spring and summer seasons and decline to lower levels from mid-November through February. In addition, delinquency rates typically rise in the winter months, which results in higher servicing costs. The magnitude of these variations, which is beyond our control, could adversely affect our operating results.

     THE EXPANSION OF OUR RETAIL BANKING BUSINESS WILL BE EXPENSIVE.

     We intend to expand our retail banking operations through the acquisition or establishment of additional bank branches. This expansion is expected to occur in communities across southern and western Michigan. If we are unable to generate a customer base within these communities because of consumer loyalty to other financial institutions or for other reasons, we will have incurred construction or building acquisition costs and liabilities under lease agreements as well as related branch overhead expenses without an appropriate return on our investment.

     WE ARE DEPENDENT ON OUR KEY PERSONNEL.

     Our growth and development to date have been largely dependent on certain key employees, the loss of whom could have a material adverse effect. Our key employees are Thomas J. Hammond, Chief Executive Officer; Mark T. Hammond, President; Michael W. Carrie, Executive Vice President and Chief Financial Officer; and Joan H. Anderson, Executive Vice President. Each of these persons are officers of the Company and the Bank. Our key employees also include

Kirstin A. Hammond, Executive Vice President; and Robert O. Rondeau, Jr., Executive Vice President, who are officers of the Bank. We do not carry "key person" life insurance on the lives of any officers.

     WE ARE IMPACTED BY COMPETITION FROM MANY OTHERS.

     Both our retail banking business and mortgage banking business are extremely competitive. In the retail banking segment, we will have to overcome historical relationships to attract customers away from our competition. In the mortgage banking segment, many of our competitors are, or are affiliates of, enterprises that have greater resources than we do.

     Through our various businesses, we compete with different institutions, including:

     - mortgage companies;

     - other banks and thrift institutions;

     - credit unions;

     - full service and discount broker dealers;

     - investment companies, mutual funds and money market funds; and

     - insurance companies.

     Some of our competitors are not regulated as extensively as we are and, therefore, may have greater flexibility in competing for business. Some of these competitors are subject to similar regulation but have the advantages of established customer bases, higher lending limits, extensive branch networks, numerous automated teller machines or other factors. We compete by offering market rates on our products and prompt service to our customers.

     WE OPERATE A BUSINESS THAT IS SUBJECT TO SIGNIFICANT GOVERNMENT REGULATION.

     We are subject to extensive regulation by state and federal banking authorities. These regulations govern our existence, our general operations and our other functions such as mortgage origination, processing, underwriting, selling and servicing. Many of these regulations are intended to protect depositors, the public or the FDIC and not our shareholders. Regulatory requirements will affect our lending practices, capital structure, investment practices, dividend policy and growth. Any change in these regulatory requirements could adversely affect us. In some instances, regulatory changes are applied retroactively. Our mortgage banking operations are also affected by the rules and regulations of quasi-governmental agencies that purchase, guarantee or insure mortgage loans. Further, federal economic and monetary policies, which are entirely out of our control, will affect various aspects of our operations.

     In addition, certain states require that interest be paid to mortgagors on funds deposited by them in escrow to cover mortgage-related payments such as property taxes and insurance premiums. Federal legislation has been introduced in the past that would, if enacted, revise current escrow regulations and establish a uniform escrow calculation methodology in all states. If such federal legislation were enacted or if other states enact legislation relating to payment of, or increases in the rate of, interest on escrow balances, or if such legislation were retroactively applied to loans in our servicing portfolio, our earnings would be adversely affected.

     WE OPERATE A BUSINESS IN AN INDUSTRY THAT HAS BEEN SUBJECT TO SIGNIFICANT LITIGATION.

     In recent years, mortgage originators have been subject to class action lawsuits that allege violations of federal and state laws and regulations, including the propriety of collecting and paying various fees and charges and the calculation of escrow amounts. Class action lawsuits may continue to be filed in the future against mortgage originators generally. The results of our operations could be adversely affected if we suffer an unfavorable court judgment in any such lawsuit.

     WE MAY INCUR SIGNIFICANT COSTS IF WE FORECLOSE ON ENVIRONMENTALLY CONTAMINATED REAL ESTATE.

     If we foreclose on a defaulted mortgage loan to recover our investment in such mortgage loan, we may be subject to environmental liabilities in connection with the underlying real property. These liabilities could exceed the fair value of the real property. It is also possible that hazardous substances or wastes, contaminants, pollutants or their sources (as defined by state and federal laws and regulations) may be discovered on properties during our ownership or after they are sold to a third party. If they are discovered on a property that we have acquired through foreclosure or otherwise, we may be required to remove those substances and clean up the property. We may have to pay for the entire cost of any removal and clean-up without the contribution of any other third parties. These costs may also exceed the fair value of the property. We may also be liable to tenants and other users of neighboring properties. In addition, we may find it difficult or impossible to sell the property prior to or following any such clean-up.

     THE YEAR 2000 PROBLEM MAY HAVE AN ADVERSE IMPACT ON US OR ON OTHERS UPON WHOM WE DEPEND.

     Much of today's information technology (i.e., computer systems) and embedded technology (e.g., microcontrollers) identifies a particular year on the basis of the last two digits of that year. For example, the year "1998" is recognized by the digits "98." The inability of information technology and embedded technology to properly recognize a year that begins with "20" instead of "19," if not corrected, may result in the production of erroneous results or the failure of systems which rely on information technology and embedded technology. This failure of systems, production of erroneous results and the resulting damages is commonly known as the "Year 2000 Problem" or the "Y2K Problem."

     We are dependent, to a substantial degree, upon the proper functioning of our computer systems as well as those of our vendors, suppliers and customers. Most of our products and services rely on information and data provided by others. Most of this information and data is provided electronically and is dependent on information systems and telecommunications. The inability of our vendors and suppliers to provide accurate information in a timely manner, our inability to accurately and timely process such information, the inability of our customers to receive and use our products and services, and a general disruption of telecommunications and utilities as a result of the Year 2000 Problem would most likely result in business interruption or shutdown, financial loss, potential regulatory action, harm to our reputation and potential legal liability.

     Although we have conducted internal development and testing of our computer systems to insure millennium compliance, we can give no assurance that our internal systems will be completely free of errors. Furthermore, we can give no assurance that all of our vendors will deliver Year 2000 compliant certificates or that the vendors will in fact be Year 2000 compliant despite their certification of compliance. If either our computer systems or those of our vendors fail to function properly because of the Year 2000 problem, the results of our operations may materially suffer.

                                  THE OFFERING

Preferred Securities
Issuer.....................  Flagstar Trust


Securities Offered.........  Flagstar Trust is offering 2,600,000 of its
                             Preferred Securities, which represent an indirect interest in our Junior Subordinated Debentures that it will purchase with the proceeds of this offering.


                             Flagstar Trust will sell its Preferred Securities to the public and its Common Securities to us. Together, the Preferred Securities and the Common Securities are referred to as Trust Securities. Flagstar Trust will use the proceeds from the sale
                             of Trust Securities to buy our      % Junior
                             Subordinated Debentures which will have the same payment terms as the Preferred Securities.

Use of Proceeds of Sale of
the Preferred Securities...  The proceeds of the sale of the Preferred
                             Securities will be invested by Flagstar Trust in our Junior Subordinated Debentures. We will receive the proceeds from the issuance of the Junior Subordinated Debentures. We intend to:

                             - invest a significant portion of the net proceeds
                               in the Bank; and

                             - retain the remainder for our general corporate
                               purposes.

Quarterly Distributions Are
Payable to You on the
Preferred Securities.......  The Distributions payable on each Preferred
                             Security will:

                             - be fixed and accumulate at a rate per year of
                                    %;

                             - accrue from the date of issuance of the Preferred
                               Securities; and

                             - be payable after each calendar quarter on the
                               last business day of March, June, September and December of each year that the Preferred Securities are outstanding, beginning on June 30, 1999.

Flagstar Bancorp and
Flagstar Trust May Defer
Distributions to You on the
Preferred Securities.......  Flagstar Trust may defer Distributions on the
                             Preferred Securities if we defer paying interest to Flagstar Trust on the Junior Subordinated Debentures. We generally have the right to defer interest payments on the Junior Subordinated Debentures for up to 20 consecutive quarters. During any deferral period, you will accumulate
                             Distributions at the annual rate of      %, plus
                             you will earn additional interest at the annual
                             rate of      %, compounded quarterly, on any unpaid
                             Distributions.

You Will Still be Taxed
Even If Distributions on
the Preferred Securities
are Deferred...............  If Distributions on the Preferred Securities are
                             deferred, you must still include the related income in your taxable gross income for United States federal income tax purposes for as long as the Junior Subordinated Debentures remain outstanding. As a result, you may incur a tax liability on the income before you have received cash to pay the tax. For further information on deferrals and their tax consequences, see "Risk Factors -- Distributions on the Preferred Securities may be deferred; you may have to include interest in your taxable income before you receive cash," "Description of the Junior Subordinated Debentures -- Option to Extend Interest Payment Period" and "United States Federal Income Tax Consequences -- Potential Extension of Interest Payment Period and Original Issue Discount."

You Will Be Required to
Sell Your Preferred
Securities To Flagstar
Trust When the Junior
Subordinated Debentures
Mature or if They Are
Prepaid....................  The Junior Subordinated Debentures will mature on
                                         , 2029. You will be required to sell
                             your Preferred Securities to Flagstar Trust upon the stated maturity date of the Junior Subordinated Debentures or earlier if they are prepaid. If we prepay the Junior Subordinated Debentures, Flagstar Trust will simultaneously redeem your Preferred Securities on the date of payment of the Junior Subordinated Debentures.

If the Junior Subordinated
Debentures Are Prepaid,
Your Preferred Securities
Will Be Redeemed...........  If we receive prior approval of federal banking regulators, if required, we may prepay the Junior Subordinated Debentures prior to maturity:

                             - on or after             , 2004; or

                             - at any time if certain specified events occur
                               that may have a significant adverse effect on our benefits of having the Preferred Securities outstanding.

                             Upon any prepayment of the Junior Subordinated Debentures, your Preferred Securities will be redeemed at the liquidation amount of $25 per Preferred Security plus any accrued and unpaid Distributions to the date of redemption. For further information on redemptions, see "Description of the Preferred
                             Securities -- Redemption" and "Description of the Junior Subordinated Debentures Redemption."

At our Option, We May
Require You to Exchange
Your Preferred Securities
For Our Junior Subordinated
Debentures.................  We have the right at any time to dissolve or liquidate Flagstar Trust and distribute the Junior Subordinated Debentures to you in exchange for your Preferred Securities. If that happens, you will receive Junior Subordinated Debentures in exchange for the same principal amount of your holdings of Preferred Securities. However, we must pay the creditors of Flagstar Trust and, if required, receive prior approval of federal banking regulators before we dissolve or liquidate Flagstar Trust. If the Junior Subordinated Debentures are distributed, we will use our best efforts to list them on The Nasdaq Stock Market(R) in place of the Preferred Securities. For further information concerning distribution of the Junior Subordinated Debentures, see "Description of the Preferred
                             Securities -- Distribution of Junior Subordinated Debentures."

We Fully and
Unconditionally Guarantee
Your Preferred Securities
On a Subordinated Basis....  We fully and unconditionally guarantee the payment of all distributions Flagstar Trust is obliged to make, but only to the extent Flagstar Trust has sufficient funds to satisfy those payments.

                             If we do not make a payment on the Junior
                             Subordinated Debentures, Flagstar Trust will not have sufficient funds to make payments on the Preferred Securities. The Guarantee does not require us to make any payments on our Junior Subordinated Debentures nor does it require us to make up any shortfall in Flagstar Trust's funds needed to make a payment on the Preferred Securities to you. The Guarantee only requires us to make payments to the extent Flagstar Trust holds any funds.

                             For further information concerning our Guarantee of the Preferred Securities, see "Description of Guarantee."

Your Preferred Securities
Rank Lower in Payment
Compared to Our Other
Obligations................  Our obligations under the Preferred Securities
                             Guarantee, the Junior Subordinated Debentures and other governing documents are unsecured and have a payment priority below all of our current and future Senior and Subordinated Debt. In addition, because we are a holding company that relies on our subsidiaries for virtually all of our income, all existing and future liabilities of our subsidiaries will effectively rank higher than all of our obligations relating to the Preferred Securities and the Junior Subordinated Debentures. For example, our Bank currently has a subsidiary that acts as a real estate investment trust and sold preferred shares to the public. If the Bank is required to terminate the REIT, the REIT's preferred shares will be exchanged for the Bank's preferred shares. If this happens, the Bank's funds would be used to first satisfy its obligations on its own preferred shares before paying any dividends to the Company.

                             There is no limit on the amount of other preferred securities or other junior subordinated debentures that we may issue in the future or on the amount of future liabilities of the Bank. Future issuances of securities similar to the Preferred Securities and the Junior Subordinated Debentures will rank equally with our obligations under the Junior Subordinated Debentures and our Preferred Securities Guarantee described in this Prospectus.

You Will Have Limited
Voting Rights..............  As a holder of Preferred Securities, you will have limited voting rights. These rights relate only to the dissolution or termination of Flagstar Trust and removal of the Property Trustee and the Indenture Trustee of Flagstar Trust under certain conditions. See "Description of the Preferred Securities -- Voting Rights; Amendment of the Trust Agreement."

The Preferred Securities
Will Be In Book Entry Form
Only.......................  You will not receive a certificate for your
                             Preferred Securities. Instead, the Preferred
                             Securities will be represented by a global security that will be deposited with and registered in the name of The Depository Trust Company or its nominee.

The Nasdaq Stock
Market(R)..................  Flagstar Trust has applied to have the Preferred
                             Securities listed for trading on The Nasdaq Stock Market(R) under the trading symbol
                             "               ." Prior to this offering, there
                             has been no public market of the Preferred
                             Securities. The Underwriters have advised Flagstar Trust that they presently intend to make a market in the Preferred Securities prior to the commencement of trading on The Nasdaq Stock Market(R). The Underwriters are not obligated to make a market in the Preferred Securities, however, and may cease market making activities at any time. We can not give any assurance as to the liquidity of any trading market for the Preferred Securities.

                                USE OF PROCEEDS


     All of the proceeds from the sale of Preferred Securities by Flagstar Trust will be invested in the Junior Subordinated Debentures. The net proceeds to Flagstar Bancorp from the sale of the Junior Subordinated Debentures, after deducting underwriting commissions and estimated offering expenses, are expected to be approximately $62,452,000 or $71,895,000 if the underwriters' over-allotment option is exercised in full. We intend to invest a significant portion of the net proceeds in the Bank, with the remainder to be retained by us and used for general corporate purposes.


                                 CAPITALIZATION

     The following table sets forth (a) our historical capitalization at December 31, 1998 and (b) our adjusted capitalization at December 31, 1998 after giving effect to the offering (assuming no exercise of the over-allotment option) and the use of net proceeds as described in "Use of Proceeds" above.


                                                                  AT DECEMBER 31, 1998
                                                              ----------------------------
                                                              HISTORICAL       AS ADJUSTED
                                                              ----------       -----------
                                                                 (DOLLARS IN THOUSANDS
                                                               EXCEPT PER SHARE AMOUNTS)
Long-term debt(1)...........................................   $300,000         $300,000
Company obligated mandatorily redeemable securities of
  subsidiary trust holding solely Junior Subordinated
  Debentures................................................         --           65,000
Stockholders' Equity:
  Preferred Stock (10,000,000 shares authorized; no shares
     issued or outstanding).................................         --               --
  Common Stock (40,000,000 shares authorized; 13,670,000
     shares issued and outstanding);........................        137              137
  Additional paid in capital................................     29,988           29,988
  Retained earnings.........................................    133,727          133,727
                                                               --------         --------
     Total stockholders' equity.............................    163,852          163,852
                                                               --------         --------
       Total capitalization.................................   $463,852         $528,852
                                                               ========         ========
Ratio of equity to assets...................................      5.38%            5.27%
Regulatory capital ratios of the Bank:
  Tangible capital..........................................      6.44%            8.32%
  Core capital..............................................      6.54%            8.42%
  Total risk based capital..................................     12.93%           16.01%


-------------------------
(1) Reflects FHLB advances maturing more than one year from December 31, 1998.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents our selected consolidated financial data as of and for each of the years in the period ended December 31, 1998, 1997, 1996, 1995 and 1994. The information has been derived from our consolidated financial statements, including our audited consolidated financial statements incorporated in this Prospectus by reference to our 1998 Form 10-K, and should be read in conjunction with the notes to those financial statements. See "WHERE YOU CAN FIND MORE INFORMATION."

     Historical results are not necessarily indicative of results to be expected for any future period.

                                                              AT OR FOR THE YEAR ENDED DECEMBER 31,
                                                 ---------------------------------------------------------------
                                                    1998          1997       1996(1)        1995         1994
                                                    ----          ----       -------        ----         ----
                                                         (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
SUMMARY OF CONSOLIDATED STATEMENTS OF EARNINGS:
Interest income................................  $   191,261   $  122,752   $   76,179   $   71,304   $   35,112
Interest expense...............................      137,187       80,033       45,967       41,443       14,486
                                                 -----------   ----------   ----------   ----------   ----------
Net interest income............................       54,074       42,719       30,212       29,861       20,626
Provisions for losses..........................       18,631        5,015        2,604          238          290
                                                 -----------   ----------   ----------   ----------   ----------
Net interest income after provisions for
  losses.......................................       35,443       37,704       27,608       29,623       20,336
Other income...................................      118,413       59,836       58,534       36,988       42,732
Operating and administrative expenses..........       86,843       62,503       58,820       41,716       37,619
                                                 -----------   ----------   ----------   ----------   ----------
Earnings before federal income tax provision...       67,013       35,037       27,322       24,895       25,449
Provision for federal income taxes.............       25,950       13,265       10,299        9,419        9,318
                                                 -----------   ----------   ----------   ----------   ----------
Net earnings...................................  $    41,063   $   21,772   $   17,023   $   15,476   $   16,131
                                                 ===========   ==========   ==========   ==========   ==========
Basic earnings per share.......................  $      3.00   $     1.70   $     1.51   $     1.37   $     1.42
Diluted earnings per share.....................  $      2.90   $     1.68   $     1.51   $     1.37   $     1.42
Dividends per common share.....................  $      0.28   $     0.06   $     0.09   $     0.18   $     0.04
Dividend payout ratio..........................         9.32%        3.77%        5.87%       12.92%        2.48%
SUMMARY OF CONSOLIDATED STATEMENTS OF FINANCIAL
  CONDITION:
Total assets...................................  $ 3,046,445   $1,901,084   $1,297,226   $1,045,094   $  723,150
Loans receivable...............................    2,558,716    1,655,259    1,110,836      923,933      633,409
Mortgage servicing rights......................      150,258       83,845       30,064       27,957       18,179
Deposits.......................................    1,923,370    1,109,933      624,485      526,974      307,624
FHLB advances..................................      456,019      482,378      389,801      191,156      200,750
Stockholders' equity...........................      163,852      126,617       78,468       62,445       49,419
OTHER FINANCIAL AND STATISTICAL DATA:
Ratio of earnings to fixed charges.............         1.49x        1.44x        1.59x        1.60x        2.76x
Tangible capital ratio.........................         6.44%        5.40%        5.58%        5.19%        5.54%
Core capital ratio.............................         6.54%        5.62%        6.01%        5.84%        6.63%
Total risk-based capital ratio.................        12.93%       11.74%       10.91%       10.12%       12.08%
Equity-to-assets ratio (at the end of the
  period)......................................         5.38%        6.66%        6.05%        5.98%        6.83%
Equity-to-assets ratio (average for the
  period)......................................         5.03%        6.22%        6.19%        5.54%        8.91%
Book value per share...........................  $     11.98   $     9.26   $     6.97   $     5.55   $     4.37
Shares outstanding.............................       13,670       13,670       11,250       11,250       11,309
Average shares outstanding.....................       13,670       12,837       11,250       11,274       11,389
Mortgage loans originated or purchased.........  $18,852,885   $7,873,099   $6,791,665   $5,195,605   $3,720,173
Mortgage loans sold............................  $17,803,958   $7,222,394   $6,581,897   $4,760,806   $3,551,319
Mortgage loans serviced for others.............  $11,472,211   $6,412,797   $4,801,581   $6,788,530   $5,691,421
Capitalized value of mortgage servicing
  rights.......................................         1.31%        1.31%        0.63%        0.41%        0.32%
Interest rate spread...........................         1.85%        2.10%        2.13%        2.36%        3.37%
Net interest margin............................         2.14%        2.74%        3.07%        3.46%        4.63%
Return on average assets.......................         1.45%        1.29%        1.53%        1.63%        3.19%
Return on average equity.......................        28.77%       20.69%       24.68%       29.42%       35.78%
Efficiency ratio...............................         49.6%        59.7%        64.8%        60.4%        58.3%
Net charge offs to average loans...............         0.17%        0.20%        0.13%        0.00%        0.08%
Ratio of allowances to total loans.............         0.78%        0.33%        0.31%        0.23%        0.29%
Ratio of non performing assets to total
  assets.......................................         1.97%        3.29%        3.16%        1.25%        0.42%
Ratio of allowance to non performing loans.....        53.78%       12.41%       11.43%       19.67%      107.59%
Number of Bank branches........................           28(2)        19           15           13            9
Number of retail loan origination centers......           31           35           41           31           29
Number of correspondent offices................           15           16           10            9            6

-------------------------
(1) Included in the 1996 operation and administrative expenses is a one-time assessment to recapitalize the SAIF, which totaled $3.4 million pre-tax ($2.2 million or $.20 per share on an after-tax basis). Without this assessment, return on average assets would have been 1.73%, return on average equity would have been 27.87%, and the efficiency ratio would have been 61.0%.

(2) In 1999, we opened two branches.

                                    BUSINESS

     GENERAL. We are one of the largest home mortgage lenders in the United States. Our business is the origination of single-family mortgage loans. Through our Bank, we attract deposits from the general public and originate or acquire residential mortgage loans. The Bank is the largest independent savings institution in Michigan based on asset size. We also acquire funds on a wholesale basis from a variety of sources, service a significant volume of mortgage loans for others, and to a lesser extent, make consumer loans, commercial real estate loans and non-real estate commercial loans. For the year ended December 31, 1998, we ranked 13th in the United States in residential mortgage loan originations.

     We have experienced significant asset growth and achieved continuing profitability: our total assets increased to $3.0 billion for the year ended December 31, 1998 from $1.9 billion for the same period in 1997 and $1.3 billion for the same period in 1996; our net income increased to $41.1 million ($2.90 per share -- diluted), for the year ended December 31, 1998 from $21.8 million ($1.68 per share -- diluted) for the same period in 1997 and $17.0 million ($1.51 per share -- diluted) for the same period in 1996; and for the year ended December 31, 1998 return on average assets equaled 1.45% and return on average equity was 28.77% compared to return on average assets of 1.29% and return on average equity of 20.69% for the same period in 1997.

     MORTGAGE AND RETAIL BANKING. Our primary lines of business are mortgage banking and retail banking. A majority of our revenue (net interest income and non-interest income) and earnings before income taxes is attributable to the mortgage banking segment. We believe that our retail banking business provides us with access to attractive and relatively stable funding sources for our mortgage origination business. We believe we have a strategic advantage compared to other mortgage originators with no retail banking operations due to our stable, lower cost of funds.

     Mortgage Banking. Our mortgage banking operations originate residential mortgages through 31 retail loan origination offices located in Michigan (27), Florida (3) and Ohio (1). In addition, we originate mortgage loans on a wholesale basis through a nationwide network of independent mortgage brokers. We also purchase mortgage loans on a regular basis from independent mortgage lenders, commercial banks, savings and loan associations and other financial institutions with whom we are familiar. These independent mortgage brokers and mortgage lenders originate such loans using our underwriting standards. We service this network through over 60 account executives, who are organized among 10 regional wholesale/correspondent lending offices and five wholesale/correspondent satellite offices.

     Retail Banking. We provide a full range of retail banking services to consumers and small businesses in southern and western Michigan. We currently operate a network of 30 bank branches (including nine opened in 1998 and two in 1999) located in southern and western Michigan counties. Since 1994, we have focused on expanding our branch network in these markets in order to increase our access to retail deposit funding sources. We believe that this also provides a greater opportunity for cross-marketing of consumer banking services to our large base of mortgage customers in Michigan. We believe we can benefit from the customer displacement in our markets caused by the substantial consolidation of the banking industry in Michigan.

     LOAN PRODUCTION. For the year ended December 31, 1998, we produced $18.8 billion in mortgage loans. These included $17.4 billion in mortgage loans produced through the wholesale and correspondent network and $1.4 billion originated through the retail network. We produced mortgage loans of $7.9 billion during 1997 which included $7.1 billion produced through the wholesale and correspondent network and $745.2 million originated through the retail network. For the year ended December 31, 1996, the wholesale and correspondent network produced $6.1 billion and the retail network originated $685.3 million for a total production of $6.8 billion.

     LOAN SALES AND SERVICING. We sell a substantial portion of our loan production into the secondary market. These sales are principally completed by securitizing pools of loans through programs offered by government-sponsored enterprises such as Fannie Mae, Freddie Mac, and Ginnie Mae and through sales to private investors. We generally retain the servicing rights to many of the loans that we sell. We also realize additional income by selling servicing rights on an individual and a bulk basis to other mortgage servicers. Our loan servicing portfolio totaled $11.5 billion at December 31, 1998, $6.4 billion at December 31, 1997 and $4.8 billion at December 31, 1996 (net of loans subserviced for others).

     TECHNOLOGY. We make extensive use of advanced technology and automated processes which we believe enhance our competitiveness and reduce the cost of our mortgage origination operations. We were one of the first major mortgage lenders to utilize video conferencing for loan production. In 1996, we began full-scale operational use of automated underwriting system technologies, including Fannie Mae's Desktop Underwriter ((TM)) and Freddie Mac's Loan Prospector (TM). In fact, we are currently one of the largest users of the Loan Prospector (TM) system. We underwrite substantially all of our mortgage loans using these automated systems. We believe that our use of these systems reduces overhead, enhances customer service and better ensures that our mortgage loans conform to secondary market guidelines.

     BUSINESS STRATEGY. Our strategy consists of the following key elements:

     - continue to expand our bank branch network into demographically desirable communities in Michigan in order to gain access to additional retail funding sources;

     - as market conditions permit, retain a portion of our mortgage loan production volume or mortgage servicing rights or both (thereby benefiting from economies of scale);

     - continue to utilize advanced technology and automated processes throughout our business to improve customer service, reduce costs of loan production and servicing and increase efficiencies; and

     - cross-sell retail banking services to our large Michigan base of existing mortgage customers.

                              ACCOUNTING TREATMENT

     For financial reporting purposes, we will treat Flagstar Trust as our subsidiary. Accordingly, we will include the accounts of Flagstar Trust in our consolidated financial statements. We will include the Preferred Securities in debt in our consolidated statements of financial condition, and will include appropriate disclosures about the Preferred Securities, the Guarantee and the Junior Subordinated Debentures in the notes to our consolidated financial statements. For financial reporting purposes, we will record Distributions on the Preferred Securities as interest expense in our consolidated statements of earnings.

                    DESCRIPTION OF THE PREFERRED SECURITIES

DEFINITIONS OF MATERIAL AGREEMENTS

     For purposes of this Prospectus:

     - the "Indenture" means the Subordinated Indenture dated as of April   ,
       1999, as amended and supplemented from time to time, between Flagstar Bancorp and FMB Bank, as trustee (the "Indenture Trustee"), under which the Junior Subordinated Debentures will be issued,

     - the "Trust Agreement" means the Amended and Restated Trust Agreement, under which the Preferred Securities and the Common Securities will be
       issued, dated as of April   , 1999, as amended and supplemented from time
       to time, among Flagstar Bancorp, as Depositor, First Omni Bank, National Association, as Delaware trustee (the "Delaware Trustee"), FMB Bank, as property trustee (the "Property Trustee"), and the Administrative Trustees named therein,

     - the "Guarantee" means the Guarantee Agreement relating to the Guarantee of Flagstar Bancorp, between Flagstar Bancorp and FMB Bank, as trustee (the "Guarantee Trustee") on behalf of the holders, and

     - the "Expense Agreement" means the Expense Agreement between Flagstar Bancorp and Flagstar Trust.

     The Preferred Securities and the Common Securities will be issued pursuant to the terms of the Trust Agreement, which is qualified as an indenture under the Trust Indenture Act of 1939 (the "Trust Indenture Act"). This summary is not complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Trust Agreement, including the definitions portion of the Trust Agreement, and the Trust Indenture Act. However, we believe that all material terms of the Preferred Securities in the Trust Agreement are set forth in this section of the Prospectus. The form of the Trust Agreement has been filed as an exhibit to the Registration Statement. This Prospectus is a part of the Registration Statement.

GENERAL

     The Administrative Trustees on behalf of Flagstar Trust will issue the Preferred Securities and the Common Securities (collectively, the "Trust Securities"). We will own 100% of the Common Securities and you may purchase the Preferred Securities. The Preferred Securities will represent undivided preferred beneficial interests in the assets of Flagstar Trust and each holder will be entitled to a preference in respect of certain distributions by Flagstar Trust and amounts payable on redemption or liquidation of Flagstar Trust. Otherwise, the Preferred Securities will generally rank the same as the Common Securities.

     The Preferred Securities, as well as the Junior Subordinated Debentures,
are scheduled to mature on                            , 2029.

     The Property Trustee will hold the Junior Subordinated Debentures which we have issued in trust for the benefit of the holders of Trust Securities. Our Guarantee (the "Guarantee") will be subordinated to most of our other obligations and liabilities. Our Guarantee will not provide for the payment of Distributions (as defined below) or amounts payable on redemption of the Preferred Securities if Flagstar Trust does not have funds available to make such payments. See "Description of Guarantee."

     If we do not make required payments on the Junior Subordinated Debentures held by Flagstar Trust, taking into account our right to defer such payments for up to 20 quarters, Flagstar Trust will be unable to pay any Distributions to you. In such event, you may make a claim directly against us to enforce payment of the amounts due to you. See "Description of the

Junior Subordinated Debentures -- Enforcement of Certain Rights by Holders of Preferred Securities."

DISTRIBUTIONS

     Distributions on the Preferred Securities will be fixed at an annual rate
of      % of the Liquidation Amount of $25 per Preferred Security. Unpaid
Distributions that are past due will accumulate additional interest at an annual
rate of      % of the unpaid Distributions, compounded quarterly. The term
"Distribution" includes any additional amounts payable in respect of Distributions unless otherwise stated.

     Distributions on the Preferred Securities:

     - will be cumulative,

     - will accumulate from             , 1999, the date of initial issuance of
       the Preferred Securities, and

     - will be payable quarterly in arrears on the last Business Day of March, June, September and December, commencing June 30, 1999.

     The amount of Distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which a Distribution is payable is not a Business Day, the payment of that Distribution will generally be made on the next Business Day (and without any additional interest). "Business Day" means any day other than a Saturday or a Sunday, or a day on which banking institutions in the State of Michigan are authorized or required by law or executive order to remain closed or a day on which the Corporate Trust Office of the Property Trustee or the Indenture Trustee is closed for business.

     We may defer the payment to Flagstar Trust of interest on the Junior Subordinated Debentures at any time for one or more Extension Periods. However, we may not defer any payments if we are in default under the Indenture. No Extension Period may extend beyond the maturity date of the Junior Subordinated Debentures. If we elect to defer the payment of interest, then quarterly Distributions on the Preferred Securities will be deferred by Flagstar Trust during the Extension Period. The Distributions will continue to accumulate, with
additional interest, generally at an annual rate of      %, compounded
quarterly, during the Extension Period.

     During any Extension Period:

     - we may not declare or pay any dividends on, make any distribution, or redeem, purchase, acquire or make a liquidation payment on any of Flagstar Bancorp's capital stock; and

     - we may not make any payment of interest, principal or premium on or repay, repurchase or redeem any debt securities issued by us that rank equal or junior to the Junior Subordinated Debentures (of which there are none at the time of this printing), or make any guarantee payments on the foregoing.

     The Extension Period restrictions do not apply to:

     - repurchases, redemptions or other acquisitions of shares of our capital stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants, or a dividend reinvestment or shareholder stock purchase plan;

     - any declaration of a dividend in connection with any shareholders' rights plan, or the issuance of rights, stock or other property under any shareholders' rights plan, or the redemption or repurchase of rights pursuant to the plan;

     - any dividend in the form of stock, warrants, options or other rights where the dividend or the stock issuable upon exercise of the warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks equal or junior to that stock; or

     - payments by us under the Guarantee.

     When we pay all the accumulated amounts due to you during an Extension Period, the Extension Period will terminate. However, we have the right to begin another Extension Period under the same terms outlined above. There is no limit on the number of times we can elect to begin an Extension Period. In no way may any single Extension Period extend beyond 20 consecutive calendar quarters.

     We have no current intention of exercising our right to defer payments of interest by extending the interest payment period on the Junior Subordinated Debentures.

REDEMPTION

     When we repay or redeem some or all of the Junior Subordinated Debentures, whether at maturity or upon earlier redemption, the Property Trustee will apply the proceeds from the repayment or redemption to redeem the same proportionate amount of Preferred Securities and Common Securities. The Redemption Price per Security will equal the $25 Liquidation Amount, plus accumulated and unpaid Distributions to the date of redemption. We will make this redemption not less than 30 nor more than 60 days after the notice of a date of redemption (the "Redemption Date"), at the Redemption Price (as defined below). See "Description of the Junior Subordinated Debentures -- Redemption."

     If less than all the Junior Subordinated Debentures are to be repaid or redeemed, then the aggregate liquidation amount of Preferred and Common Securities to be redeemed will be allocated approximately 3% to the Common Securities and 97% to the Preferred Securities, except in the case of an event of default under the Indenture. See "-- Subordination of Common Securities."

     We will have the right, after receipt of prior approval by federal banking regulators, if approval is then required, to redeem the Junior Subordinated
Debentures:

     - on or after             , 2004, in whole at any time or in part from time
       to time; or

     - prior to             , 2004 in whole, but not in part, at any time within
       90 days following the occurrence and continuation of a Tax Event, an Investment Company Event or a Capital Treatment Event, each as we defined below. See "Description of the Junior Subordinated Debentures -- Optional Redemption."

SELECTED DEFINITIONS

     "Additional Sums" means the additional payments we are required by the Indenture to make under the Junior Subordinated Debentures to cover certain charges imposed upon Flagstar Trust so that the funds available to Flagstar Trust for payment of Distributions will not be reduced. An example of the Additional Sums could be any additional taxes, duties and other governmental charges that Flagstar Trust has incurred.

     "Capital Treatment Event" means that we have received an opinion of nationally recognized independent counsel experienced in such matters that, as a result of

     (1) any amendment to, clarification of or change, including any announced prospective change, in applicable laws or regulations or official interpretations thereof or policies with respect thereto; or

     (2) any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment, clarification, change, pronouncement or decision is announced or is effective after the date of this Prospectus, there is more than an insubstantial risk that the Preferred Securities will not then constitute capital of Flagstar Bancorp for purposes of the capital adequacy guidelines or policies of federal banking regulators. There are currently no capital adequacy guidelines applicable to savings and loan holding companies such as Flagstar Bancorp.

     "Investment Company Event" means that the Administrative Trustees have received an opinion of nationally recognized independent counsel experienced in such matters that, as a result of the occurrence of a change, including any announced prospective change, in law or regulation or a written change, including any announced prospective change, in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority on or after the date of this Prospectus, there is more than an insubstantial risk that Flagstar Trust is or will be considered an "investment company" that is required to be registered under the Investment Company Act of 1940, as amended (the "Investment Company Act").

     "Like Amount" means (i) with respect to a redemption of Trust Securities, Trust Securities having a Liquidation Amount (as defined below) equal to that portion of the principal amount of Junior Subordinated Debentures to be contemporaneously redeemed in accordance with the Indenture, allocated to the Common Securities and to the Preferred Securities based upon the relative Liquidation Amounts of such classes and the proceeds of which will be used to pay the Redemption Price of such Trust Securities, and (ii) with respect to a distribution of Junior Subordinated Debentures to holders of Trust Securities in connection with a dissolution or liquidation of Flagstar Trust, Junior Subordinated Debentures having a principal amount equal to the Liquidation Amount of Trust Securities of each holder to whom such Junior Subordinated Debentures are distributed.

     "Liquidation Amount" means the stated amount of $25 per Trust Security. The Liquidation Amount is the amount that you are entitled to receive if Flagstar Trust is terminated at or prior to the maturity date and its assets are distributed to the holders of its securities. You are entitled to receive this amount from the assets of Flagstar Trust for distribution, after it has paid liabilities owed to its creditors, if Flagstar Trust has sufficient funds to pay this amount.

     "Redemption Price" means, with respect to any Trust Security, the Liquidation Amount of such Trust Security, plus accumulated and unpaid Distributions to the Redemption Date, allocated on a pro rata basis (based on Liquidation Amounts) among the holders of Trust Securities.

     "Tax Event" means that the regular trustees, or, if Flagstar Trust has been terminated at the time, an appropriate representative of the holders of the Junior Subordinated Debentures, have received an opinion of nationally recognized independent tax counsel experienced in such matters to the effect that, as a result of:

     - any amendment to, clarification of, or change, including any announced prospective change, in the laws, or any regulations under the laws, of the United States or any political subdivision or taxing authority affecting taxation;

     - any judicial decision, official administrative pronouncement, ruling, regulatory procedure, notice or announcement, including any notice or announcement of intent to adopt such procedures or regulations (an "Administrative Action"); or -- any amendment to, clarification of, or change in the official position or the interpretation of such Administrative Action or judicial decision that differs from the prior generally accepted position, in each case, by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which the amendment, clarification, change or Administrative Action is made known, which amendment, clarification, change or Administrative Action is effective or which pronouncement or decision is announced, in each case, on or after the date of this Prospectus, there is more than an insubstantial risk that:

     (1) Flagstar Trust is, or will be within 90 days of the date of the opinion of counsel, subject to United States federal income tax with respect to income accrued or received on the Junior Subordinated Debentures,

     (2) Flagstar Trust is, or will be within 90 days of the date of the opinion of counsel, subject to more than a de minimis amount of taxes, duties or other governmental charges, except for withholding taxes, or

     (3) interest paid in cash by us to Flagstar Trust on the Junior Subordinated Debentures is not, or within 90 days of the date of the opinion of counsel will not be, deductible, in whole or in part, by us for United States federal income tax purposes.

     Notwithstanding the foregoing, a Tax Event does not include any change in tax law that requires us to defer taking a deduction for any original issue discount that accrues with respect to the Junior Subordinated Debentures until the interest payment related to the OID is paid by us in cash if the change in tax law does not create more than an insubstantial risk that we will be prevented from taking a deduction for OID accruing on the Junior Subordinated Debentures at a date that is no later than the date the interest payment related to the OID is actually paid by us in cash.

     If any event described in clause (1) or (2) of the definition of "Tax Event" above has occurred and is continuing and Flagstar Trust is the holder of all of the Junior Subordinated Debentures, Flagstar Bancorp will pay Additional Sums, if any, on the Junior Subordinated Debentures.

DISTRIBUTION OF JUNIOR SUBORDINATED DEBENTURES

     We may at any time elect to dissolve Flagstar Trust and, after we have paid all of the liabilities of creditors of Flagstar Trust as provided by applicable law, cause the Junior Subordinated Debentures to be distributed to you. However, we may only dissolve Flagstar Trust if we have received prior federal banking regulators' approval, if then required. If we dissolve Flagstar Trust and distribute the Junior Subordinated Debentures to you:

     - the Preferred Securities will no longer be outstanding;

     - the Depositary or its nominee, as the record holder of the Preferred Securities, will, upon the distribution of the Junior Subordinated Debentures, receive a registered global certificate or certificates representing the Junior Subordinated Debentures; and

     - any certificates representing Preferred Securities not held by the Depositary or its nominee will be deemed to represent the Junior Subordinated Debentures having a principal amount equal to the Liquidation Amount of the Preferred Securities.

     The Preferred Securities certificates will continue to bear interest until the certificates are presented to the Administrative Trustees or their agent for replacement by certificates representing an equal amount of Junior Subordinated Debentures, at which time only unpaid interest will be paid, if Flagstar Trust has sufficient funds available.

REDEMPTION PROCEDURES

     Flagstar Trust may not redeem fewer than all of the outstanding Preferred Securities unless it has paid all accumulated and unpaid Distributions on all Preferred Securities for all quarterly distribution periods terminating on or prior to the date of redemption. Flagstar Trust will only redeem the Preferred Securities if we have redeemed the Junior Subordinated Debentures. Flagstar Trust may redeem Preferred Securities only in an amount equal to the funds it has on hand and legally available to pay the Redemption Price. See "-- Subordination of Common Securities" and "Description of Guarantee."

     Unless there is a payment default, additional interest will stop accruing on those Preferred Securities called for redemption on the date they are called for redemption.

     The Property Trustee will give you notice of the redemption at least 30 but not more than 60 days before the date fixed for redemption. If Flagstar Trust gives a notice of redemption, then, by 12:00 noon, New York City time, on the date of redemption, if the funds are available for payment, the Property Trustee will, for Preferred Securities held in book-entry form:

     - deposit irrevocably with The Depository Trust Company ("DTC") funds sufficient to pay the Redemption Price; and

     - give DTC irrevocable instructions and authority to pay the Redemption Price to the holders of the Preferred Securities.

     With respect to Preferred Securities not held in book-entry form, if funds are available for payment, the Property Trustee will:

     - irrevocably deposit with the paying agent for the Preferred Securities funds sufficient to pay the Redemption Price; and

     - give such paying agent irrevocable instructions and authority to pay the Redemption Price to the holders of Preferred Securities upon surrender of their certificates evidencing the Preferred Securities.

     Notwithstanding the foregoing, distributions payable on or prior to the date of redemption for any Preferred Securities called for redemption will be payable to the holders on the relevant record dates.

     Once notice of redemption is given and funds are deposited as required, then all rights of the holders of Preferred Securities called for redemption will cease, except the right to receive the Redemption Price, but without interest after the date of redemption. At that time, those Preferred Securities will cease to be outstanding.

     Payment of the Redemption Price on the Preferred Securities and any distribution of Junior Subordinated Debentures to holders of Preferred Securities will be made to the applicable record holders on the relevant record date, which date will be one Business Day prior to the relevant redemption date or liquidation date, as applicable; provided, however, that in the event that any Preferred Securities are not in book-entry form, the relevant record date for such Preferred Securities will be a date at least 15 days prior to the redemption date or liquidation date, as applicable. In the case of a liquidation, the record date will be no more than 45 days before the liquidation date.

     If any date fixed for redemption is not a Business Day, then payment of the Redemption Price will be made on the next day that is a Business Day, without any interest or other payment for the delay. If the next Business Day falls in the next calendar year, the payment will instead be made on the immediately preceding Business Day.

     If payment of the Redemption Price for the Preferred Securities called for redemption is improperly withheld or refused and not paid, either by Flagstar Trust or by Flagstar Bancorp under the Guarantee, then Distributions on those Preferred Securities will continue to accumulate at the then applicable rate, from the date of redemption to the date of actual payment. In this case, the actual payment date will be the date fixed for redemption for purposes of calculating the Redemption Price.

     Flagstar Bancorp or its affiliates may at any time and from time to time purchase outstanding Preferred Securities, by tender, in the open market or by private agreement, and may resell Preferred Securities.

     If Flagstar Trust is going to redeem less than all the Preferred Securities and Common Securities, then the aggregate liquidation amount of Preferred and Common Securities to be redeemed will be allocated approximately 3% to the Common Securities and 97% to the Preferred Securities, except if an Event of Default has occurred. In such case, holders of Preferred Securities will be paid first. See "-- Subordination of the Common Securities" immediately below for a more complete discussion. The Property Trustee will select the particular Preferred Securities to be redeemed on this pro rata basis not more than 60 days before the date of redemption by any method the Property Trustee deems fair and appropriate, or if the Preferred Securities are then held in book-entry form, in accordance with DTC's customary procedures.

SUBORDINATION OF COMMON SECURITIES

     Payment of Distributions on, and the Redemption Price of, the Preferred Securities and Common Securities will be made on a proportionate basis, based on the aggregate Liquidation Amounts of the Preferred Securities and Common Securities. However, if a Debenture Event of Default has occurred and is continuing, then no payment of any Distribution will be made on any of the Common Securities, unless all unpaid amounts due on the Preferred Securities shall have been paid in full or provided for, as appropriate.

     In the case of any Event of Default under the Trust Agreement resulting from a Debenture Event of Default, we as the holder of the Common Securities will be deemed to have waived any right to act upon the Event of Default under the Trust Agreement until the effects of all Events of Default under the Trust Agreement regarding the Preferred Securities have been cured, waived or otherwise eliminated. Until that time, the Property Trustee shall act solely on behalf of the holders of the Preferred Securities.

LIQUIDATION DISTRIBUTION UPON DISSOLUTION

     We will have the right at any time to dissolve Flagstar Trust, and after paying all the expenses and liabilities of Flagstar Trust, distribute the Junior Subordinated Debentures to you. However, we may only dissolve Flagstar Trust if we have received prior approval of federal banking regulators, if then required. See "-- Distribution of Junior Subordinated Debentures" above.

     In addition, the Trust Agreement states that Flagstar Trust will dissolve:

     - on the expiration of the term of Flagstar Trust, which currently expires
       on             , 2029;

     - upon the bankruptcy of Flagstar Bancorp;

     - upon the filing of a certificate of dissolution or its equivalent of Flagstar Bancorp;

     - upon our delivery of a written direction to the Property Trustee to dissolve Flagstar Trust, which we may do in our discretion; or

     - upon entry of a court order for the dissolution of Flagstar Bancorp or Flagstar Trust.

     In the event of a dissolution, after Flagstar Trust pays all amounts owed to its creditors, the holders of the Preferred Securities and Common Securities issued by Flagstar Trust will be entitled to receive:

     - cash, if the dissolution arises from redemption of the Junior Subordinated Debentures, equal to the aggregate Liquidation Amount of each Preferred Security and Common

       Security specified in this Prospectus, plus accumulated and unpaid Distributions to the date of payment; or

     - Junior Subordinated Debentures, if the dissolution does not arise from redemption of the Junior Subordinated Debentures, in an aggregate principal amount equal to the aggregate Liquidation Amount of the Preferred Securities and Common Securities are distributed to the holders of the Preferred Securities and Common Securities.

     If Flagstar Trust cannot pay the full amount due on its Preferred Securities and Common Securities because insufficient assets are available for payment, then the amounts payable by Flagstar Trust on its Preferred Securities and Common Securities shall be paid pro rata. However, if a Debenture Event of Default has occurred, the total amounts due on such Preferred Securities will be paid before any distribution on such Common Securities.

     Under current United States federal income tax law and interpretations and assuming, as expected, Flagstar Trust is treated as a grantor trust, a distribution of the Junior Subordinated Debentures should not be a taxable event to you. Should there be a change in law, a change in legal interpretation, a Tax Event or other circumstances, however, the distribution could be a taxable event to you. See "United States Federal Income Tax Consequences."

     If we elect to liquidate Flagstar Trust and cause the Junior Subordinated Debentures to be distributed to you in liquidation of Flagstar Trust, we will continue to have the right to shorten the maturity of the Junior Subordinated Debentures, subject to certain conditions. See "Description of the Junior Subordinated Debentures -- Option to Accelerate Maturity."

EVENTS OF DEFAULT; NOTICE

     The following events constitute an Event of Default (an "Event of Default") with respect to the Preferred Securities and Common Securities:

          (i) the occurrence of a Debenture Event of Default under the Indenture (see "Description of Junior Subordinated Debentures -- Debenture Events of Default"); or

          (ii) default by Flagstar Trust in the payment of any Distribution when it becomes due and payable (other than during an Extension Period), and continuation of such default for a period of 30 days; or

          (iii) default by Flagstar Trust in the payment of any Redemption Price of any Trust Security when it becomes due and payable; or

          (iv) material default in the performance, or breach, of any covenant or warranty of the Property Trustee in the Trust Agreement (other than a default or breach in the performance of a covenant or warranty which is addressed in clause (ii) or (iii) above), and continuation of such default or breach, for a period of 60 days after there has been given, to the Property Trustee by the holders of at least 25% in aggregate Liquidation Amount of the outstanding Preferred Securities, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Trust Agreement; or

          (v) if the Property Trustee becomes bankrupt or insolvent and we do not appoint a successor to the Property Trustee within 60 days of the event of bankruptcy or insolvency.

     The Property Trustee must give notice of any uncured or unwaived Event of Default to you, to us and to the Administrative Trustees. This notice must be given within five Business Days after the Property Trustee actually knows of the Event of Default. Flagstar Bancorp and the Administrative Trustees are required to file annual certificates with the Property Trustee declaring whether we and they are in compliance with all the conditions and covenants applicable to us and them under the Trust Agreement.

     If a Debenture Event of Default has occurred and is continuing, the Preferred Securities will have a preference over the Common Securities upon dissolution of Flagstar Trust as described above. See "-- Liquidation Distribution upon Dissolution." Upon a Debenture Event of Default, unless the principal of all the Junior Subordinated Debentures has already become due and payable, either the Property Trustee or the holders of not less than 25% in aggregate principal amount of the Junior Subordinated Debentures then outstanding may declare all of the Junior Subordinated Debentures to be due and payable immediately by giving us written notice of that fact (and to the Property Trustee, if notice is given by holders of the Junior Subordinated Debentures). If the Property Trustee or the holders of the Junior Subordinated Debentures fail to declare the principal of all of the Junior Subordinated Debentures due and payable upon a Debenture Event of Default, the holders of at least 25% in Liquidation Amount of the Preferred Securities then outstanding will have the right to declare the Junior Subordinated Debentures immediately due and payable. In either event, payment of principal and interest on the Junior Subordinated Debentures will remain subordinated to the extent provided in the Indenture. In addition, holders of the Preferred Securities have the right in certain circumstances to bring a Direct Action (as defined below). See "Description of the Junior Subordinated Debentures -- Enforcement of Certain Rights by Holders of Preferred Securities."

REMOVAL OF TRUSTEES

     As the holder of the Common Securities, we may at any time remove any trustee, unless a Debenture Event of Default has occurred and is continuing. If a Debenture Event of Default has occurred and is continuing, the Property Trustee and the Delaware Trustee may be removed at such time by the holders of a majority in Liquidation Amount of the outstanding Preferred Securities. In no event will the holders of the Preferred Securities have the right to vote to appoint, remove or replace the Administrative Trustees. Flagstar Bancorp as the holder of the Common Securities has the sole power to remove the Administrative Trustee. The resignation or removal of any Trustee and the appointment of a successor Trustee is effective only on the acceptance of appointment by the successor trustee in accordance with the provisions of the Trust Agreement.

CO-TRUSTEES AND SEPARATE PROPERTY TRUSTEE

     Unless an Event of Default has occurred and is continuing, we have the right to appoint co-trustees or a separate Property Trustee. We may appoint these additional trustees in order to meet the requirements of the Trust Indenture Act or the state laws of any jurisdiction where property of Flagstar Trust may be located. Our appointment of any additional trustees will be subject to provisions of the Trust Agreement. In case a Debenture Event of Default has occurred and is continuing, the Property Trustee alone will have power to make such appointment.

MERGER OR CONSOLIDATION OF TRUSTEES

     Any Person (as defined in the Trust Agreement) into which the Property Trustee, the Delaware Trustee or any Administrative Trustee that is not a natural person may be merged or converted or with which it may be consolidated, or any Person resulting from any merger, conversion or consolidation to which such Trustee will be a party, or any person succeeding to all or substantially all the corporate trust business of such Trustee, shall be the successor of such Trustee under the Trust Agreement, provided such corporation shall be otherwise qualified and eligible.

MERGERS, CONSOLIDATIONS, AMALGAMATIONS OR REPLACEMENTS OF FLAGSTAR TRUST

     Flagstar Trust may, at our request, with the consent of the Administrative Trustees and without your consent, consolidate, amalgamate, merge with or into or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to another trust organized under the laws of any state provided that:

     - such successor entity either (a) expressly assumes all of the obligations of Flagstar Trust with respect to the Preferred Securities or (b) substitutes for the Preferred Securities other securities having substantially the same terms as the Preferred Securities (the "Successor Securities") so long as the Successor Securities rank the same as the Preferred Securities for distributions and payments upon liquidation, redemption and otherwise;

     - Flagstar Bancorp expressly appoints a trustee of such successor entity possessing the same powers and duties as the Property Trustee as the holder of the Junior Subordinated Debentures;

     - any such transaction does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect;

     - such successor entity has a purpose substantially identical to that of Flagstar Trust;

     - the Successor Securities will be listed or traded on any national securities exchange or other organization on which the Preferred Securities may then be listed;

     - prior to such a transaction, Flagstar Bancorp has received an opinion from independent counsel to Flagstar Trust experienced in such matters to the effect that (a) such transaction does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect, and (b) following any such transaction, neither Flagstar Trust nor such successor entity will be required to register as an investment company under the Investment Company Act; and

     - Flagstar Bancorp or any permitted successor or designee owns all of the common securities of such successor entity and guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the Guarantee and enters into an agreement substantially similar to the Expense Agreement.

     In addition, unless all of the holders of the Preferred Securities and Common Securities agree, Flagstar Trust may not consolidate, amalgamate, merge with or into, or be replaced by any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it, if that transaction would cause Flagstar Trust or the successor entity to be classified as other than a grantor trust for United States federal income tax purposes.

VOTING RIGHTS; AMENDMENT OF THE TRUST AGREEMENT

     Except as provided below and under "Description of Guarantee -- Amendments and Assignment" and as otherwise required by law and the Trust Agreement, the holders of the Preferred Securities will have no voting rights.

     The Trust Agreement may be amended from time to time by Flagstar Bancorp, the Property Trustee and the Administrative Trustees, without the consent of the holders of Trust Securities, (i) to cure any ambiguity, correct or supplement any provisions in the Trust Agreement that may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the Trust Agreement which shall not be inconsistent with the other provisions of the Trust Agreement, or (ii) to modify, eliminate or add to any provisions of the Trust Agreement to such extent as will be necessary to ensure that Flagstar Trust will be classified for United States federal income tax purposes as a grantor trust at all times that any Trust Securities are outstanding or to ensure that Flagstar Trust will not be required to register as an "investment company" under the Investment Company Act.

     We and the Trustees may amend the Trust Agreement (i) with the consent of holders representing not less than a majority of the aggregate Liquidation Amount of the outstanding Trust Securities, and (ii) upon receipt by both the Property and Administrative Trustees of an opinion of counsel to the effect that the amendment or the exercise of any power granted to trustees in accordance with the amendment will not affect Flagstar Trust's status as a grantor trust for United States federal income tax purposes or Flagstar Trust's exemption from status as an "investment company" under the Investment Company Act.

     However, the Trust Agreement may not be amended without the consent of each holder of Trust Securities to (i) change the amount or timing of any Distribution on Trust Securities or otherwise adversely affect the amount of any Distribution required to be made in respect of Trust Securities as of a specified date or (ii) restrict the right of a holder of Trust Securities to institute suit for the enforcement of any such payment on or after such date.

     So long as any Junior Subordinated Debentures are held by the Property Trustee, the Trustees shall not (i) direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee, or executing any trust or power conferred on the Property Trustee with respect to the Junior Subordinated Debentures, (ii) waive any past default that is waivable under the Indenture, (iii) exercise any right to rescind or annul a declaration that the principal of all the Junior Subordinated Debentures shall be due and payable or (iv) consent to any amendment, modification or termination of the Indenture or the Junior Subordinated Debentures, where such consent shall be required, without, in each case, obtaining the prior approval of the holders of a majority in aggregate Liquidation Amount of all outstanding Preferred Securities or in some cases, the prior consent of each holder of the Preferred Securities.

     The Trustees may not revoke any action previously authorized or approved by a vote of the holders of the Preferred Securities except by subsequent vote of the holders of the Preferred Securities.

     The Property Trustee will notify each holder of the Preferred Securities of any notice of default with respect to the Junior Subordinated Debentures.

     In addition to obtaining these approvals, the Trustees must also obtain an opinion of counsel experienced in such matters to the effect that Flagstar Trust will not be classified as an association taxable as a corporation for United States federal income tax purposes on account of such action.

     Any required approval of holders of the Preferred Securities may be given at a meeting of holders of Preferred Securities convened for such purpose or pursuant to written consent. The Property Trustee will cause a notice of any meeting at which holders of the Preferred Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be given to each holder of record of the Preferred Securities in the manner set forth in the Trust Agreement.

     If we or any of our affiliates, or the Trustees or any of their affiliates own any Preferred Securities, those Preferred Securities will not be treated as outstanding for purposes of the votes or consents described above.

BOOK-ENTRY ONLY ISSUANCE -- THE DEPOSITORY TRUST COMPANY

     DTC will act as securities depositary for the Preferred Securities. Flagstar Trust will issue one or more fully registered global Preferred Securities certificates in the name of Cede & Co. (DTC's nominee). These certificates will represent the total aggregate number of Preferred Securities. Flagstar Trust will deposit these certificates with DTC or a custodian appointed by DTC. Flagstar Trust will not issue certificates to you for the Preferred Securities that you purchase, unless DTC's services are discontinued.

     DTC has provided Flagstar Trust and Flagstar Bancorp with the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations ("Direct Participants").

     DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers, banks and trust companies, that clear transactions through or maintain a direct or indirect custodial relationship with a Direct Participant ("Indirect Participants"). The rules applicable to DTC and its participants are on file with the SEC.

     When you purchase Preferred Securities within the DTC system, the purchase must be made by or through a Direct Participant. The Direct Participant will receive a credit for the Preferred Securities on DTC's records. You, as the actual owner of the Preferred Securities, are the "beneficial owner." Your beneficial ownership interest will be recorded on the Direct and Indirect Participants' records, but DTC will have no knowledge of your individual ownership. DTC's records reflect only the identity of the Direct Participants to whose accounts Preferred Securities are credited.

     You will not receive written confirmation from DTC of your purchases. The Direct or Indirect Participant through whom you purchased the Preferred Securities should send you written confirmations providing details of your transactions, as well as periodic statements of your holdings. The participants are responsible for keeping accurate account of the holdings of their customers like you.

     Transfers of ownership interests in the Preferred Securities will be accomplished by entries made on the books of participants acting on behalf of beneficial owners.

     The laws of some states may require that specified purchasers of securities take physical delivery of the securities in definitive form. These laws may impair the ability to transfer beneficial interests in the global certificate representing the Preferred Securities.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants and by Direct Participants and Indirect Participants to beneficial owners will be governed by arrangements among them, and any statutory or regulatory requirements that may be in effect from time to time.

     Redemption notices will be sent to Cede & Co. If less than all of the Preferred Securities are being redeemed, DTC will reduce each Direct Participant's holdings of Preferred Securities in accordance with its procedures.

     In those cases where a vote by the holders of the Preferred Securities is required, neither DTC nor Cede & Co. will itself consent or vote. Under its usual procedures, DTC would mail an omnibus proxy to Flagstar Trust as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Preferred Securities are credited on the record date, which are identified in a listing attached to the omnibus proxy.

     Flagstar Trust will make distribution payments on the Preferred Securities directly to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records, unless DTC has reason to believe that it will not receive payment on such payment date.

     Payments by participants (whether Direct Participants or Indirect Participants) to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name." These payments will be the responsibility of the participant and not of DTC, Flagstar Trust or Flagstar Bancorp.

     Except as provided below in "Description of the Junior Subordinated Debentures --
Discontinuance of the Depositary's Services," a beneficial owner in a global Preferred Securities certificate will not be entitled to receive physical delivery of Preferred Securities. Accordingly, each beneficial owner must rely on the procedures of DTC to exercise any rights under the Preferred Securities.

     DTC may discontinue providing its services as securities depositary with respect to the Preferred Securities at any time by giving reasonable notice to Flagstar Trust. In the event that a successor securities depositary is not obtained, Flagstar Trust will print and deliver Preferred Securities certificates. Additionally, the Administrative Trustees, with our consent, may decide to discontinue the book-entry only system of transfers with respect to the Preferred Securities. In that event, Flagstar Trust will print and deliver certificates for the Preferred Securities to its holders.

     We have obtained the information in this section concerning DTC and DTC's book-entry system from sources that we and Flagstar Trust believe to be reliable, but neither we nor they take responsibility for the accuracy of the information.

CERTIFICATED SECURITIES

     If the Preferred Securities do not remain in book-entry only form as described above, the following provisions would apply:

     - The Property Trustee will act as paying agent and may designate an additional or substitute paying agent at any time.

     - Registration of transfers of Preferred Securities will be effected without charge by or on behalf of Flagstar Trust, but the registration will require payment, with the giving of such indemnity as Flagstar Trust or Flagstar Bancorp may require, for any tax or other governmental charges that may be imposed.

     - Flagstar Trust will not be required to register or cause to be registered the transfer of Preferred Securities after they have been called for redemption.

INFORMATION CONCERNING THE PROPERTY TRUSTEE

     The Property Trustee, other than upon the occurrence and during the continuance of an Event of Default, undertakes to perform only those duties as are specifically set forth in the Trust Agreement and, after such Event of Default, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs.

     Subject to this provision, the Property Trustee is under no obligation to exercise any of the powers vested in it by the Trust Agreement at the request of any holder of Preferred Securities unless the Property Trustee is offered reasonable indemnity against the costs, expenses and liabilities that it might incur. If no Event of Default has occurred and is continuing and the Property Trustee is required to decide between alternative causes of action, construe ambiguous provisions in the Trust Agreement or is unsure of the application of any provision of the Trust

Agreement, and the matter is not one on which holders of the Preferred Securities are entitled under the Trust Agreement to vote, then the Property Trustee shall take such action as is directed by us. If we do not direct any action, then the Property Trustee shall take such action as it deems advisable and in the best interests of the holders of Trust Securities and will have no liability except for its own bad faith, negligence or willful misconduct.

MISCELLANEOUS

     The Administrative Trustees are authorized and directed to operate Flagstar Trust in such a way so that Flagstar Trust will not be:

     - required to register as an "investment company" under the Investment Company Act; or

     - characterized as other than a grantor trust for United States federal income tax purposes.

     We are authorized and directed to conduct our affairs so that the Junior Subordinated Debentures will be treated as indebtedness for United States federal income tax purposes on our books and accounts.

     We and the Administrative Trustees are authorized to take any action, not inconsistent with applicable law, the certificate of trust of Flagstar Trust or our articles of incorporation, that either we or the Administrative Trustees determine in either of our discretion to be necessary or desirable to achieve that end, as long as the action does not adversely affect the interests of the holders of the Preferred Securities.

     Flagstar Trust may not borrow money, issue debt or mortgage or pledge any of its assets.

               DESCRIPTION OF THE JUNIOR SUBORDINATED DEBENTURES

     The Junior Subordinated Debentures will be issued under the Subordinated
Indenture, dated as of April   , 1999 (the "Indenture"), between us and FMB
Bank, as the Indenture Trustee. The following summary of the terms and provisions of the Junior Subordinated Debentures and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Indenture. You should also read the Indenture for the complete terms of the Junior Subordinated Debentures. The Indenture has been filed as an exhibit to the Registration Statement. This Prospectus forms a part of the Registration Statement. The Indenture is also qualified in its entirety by reference to the Trust Indenture Act. The Indenture is qualified under the Trust Indenture Act. We believe that this section of the Prospectus describes the material terms of the Junior Subordinated Debentures and the Related Indenture.

     Flagstar Trust will invest the proceeds of the issuance of the Preferred Securities and Common Securities in the Junior Subordinated Debentures that are issued by us. Our Junior Subordinated Debentures are subordinated, unsecured debt under the Indenture.

GENERAL

     We will issue the Junior Subordinated Debentures as unsecured debt under the Indenture. The Junior Subordinated Debentures will be limited in aggregate principal amount to the sum of the Liquidation Amount of the Preferred Securities and the amount of capital that we contributed to Flagstar Trust in exchange for the Common Securities.

     The Junior Subordinated Debentures contain no sinking fund provisions. The entire principal amount of the Junior Subordinated Debentures will become due and payable, together with any accrued and unpaid interest, including compound
interest and additional sums, if any, on                , 2029.

     If Junior Subordinated Debentures are distributed to holders of Preferred Securities in liquidation of those holders' interests in Flagstar Trust, the Junior Subordinated Debentures will initially be issued as a global security. As described in "Description of the Junior Subordinated Debentures -- Discontinuance of the Depositary's Services", under limited circumstances, Junior Subordinated Debentures may be issued in certificated form in exchange for a global security. See "-- Book-Entry and Settlement; Depositary" below.

     If Junior Subordinated Debentures are issued in certificated form, we will issue them in denominations of $25, and integral multiples of $25, and they may be transferred or exchanged at the offices described below.

     We will make payments on Junior Subordinated Debentures issued as a global security to DTC, a successor depositary or, if no depositary is used, to a paying agent for the Junior Subordinated Debentures. If we issue Junior Subordinated Debentures in certificated form, principal and interest will be payable, the transfer of the Junior Subordinated Debentures will be registrable, and Junior Subordinated Debentures will be exchangeable for Junior Subordinated Debentures of other denominations of a like aggregate principal amount, at the Corporate Trust Office of the Indenture Trustee in Baltimore, Maryland. At our option, however, we may pay interest by check mailed to the address of the persons entitled to the interest.

INTEREST

     The Junior Subordinated Debentures will bear interest at an annual rate of % from the original date of issuance until the principal becomes due and payable. Interest is payable quarterly in arrears on the last Business Day of March, June, September and December of each year, beginning June 30, 1999. Interest payments not paid when due will accrue interest, compounded quarterly,
at the annual rate of      %.

     The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months, and, for any period shorter than a quarter, on the basis of the actual number of days elapsed per 30-day month.

     The interest payment provisions for the Junior Subordinated Debentures correspond to the distribution provisions for the Preferred Securities. See "Description of the Preferred Securities -- Distributions".

OPTION TO EXTEND INTEREST PAYMENT PERIOD

     As long as we are not in default on the payment of interest on the Junior Subordinated Debentures, we have the right, at any time and from time to time, to defer payments of interest by extending the interest payment period for a period not exceeding 20 consecutive quarters (an "Extension Period"), but not beyond the maturity date of the Junior Subordinated Debentures. At the end of any Extension Period, we will pay all interest then accrued and unpaid, together with interest on that amount, compounded quarterly, at the annual rate of
     %. After termination of any Extension Period and the payment of all amounts then due, we may begin a new Extension Period.

     During an Extension Period, interest will continue to accrue and holders of Junior Subordinated Debentures will be required to accrue interest income for United States federal income tax purposes. See "United States Federal Income Tax Consequences."

     During any Extension Period:

     - we may not declare or pay any dividends on, make any distribution, or redeem, purchase, acquire or make a liquidation payment on any of our capital stock; and

     - we may not make any payment of interest, principal or premium on or repay, repurchase or redeem any debt securities issued by us that rank equal or junior to the Junior Subordinated Debentures, or make any guarantee payments on the foregoing.

     The Extension Period restrictions do not apply to:

     - repurchases, redemptions or other acquisitions of shares of our capital stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants, or a dividend reinvestment or shareholder stock purchase plan;

     - any declaration of a dividend in connection with any shareholders' rights plan, or the issuance of rights, stock or other property under any shareholders' rights plan, or the redemption or repurchase of rights pursuant to the plan;

     - any dividend in the form of stock, warrants, options or other rights where the dividend or the stock issuable upon exercise of the warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks equal or junior to that stock; or

     - payments by us under the Guarantee.

     The restrictions described above will also apply if we default on our obligations under the Junior Subordinated Debentures or the Guarantee.

     Before termination of any Extension Period, we may further extend the interest payment period. However, the Extension Period, including all previous and further extensions, may not exceed 20 consecutive quarters or extend beyond the maturity date of the Junior Subordinated Debentures. After termination of any Extension Period and the payment of all amounts then due, we may begin a new Extension Period, for up to an additional 20 consecutive calendar quarters, as described above.

     If the Property Trustee is the sole holder of the Junior Subordinated Debentures, we will give the Administrative Trustees, the Indenture Trustee and the Property Trustee notice of our selection of an Extension Period one business day before the earlier of:

     - the next date Distributions on the Preferred Securities are payable; or

     - the date the Administrative Trustees are required to give notice to the holders of record of the Preferred Securities.

     The Indenture Trustee will give notice of our selection of an Extension Period to the holders of the Preferred Securities. We may elect to begin an Extension Period an unlimited number of times.

     If the Property Trustee is not the sole holder of the Junior Subordinated Debentures, we will give the holders of the Junior Subordinated Debentures notice of our selection of an Extension Period ten business days before the earlier of:

     - the next interest payment date; or

     - the date upon which we are required to give notice to the New York Stock Exchange, or other applicable self-regulatory organization, or to holders of the Junior Subordinated Debentures of the record or payment date of the related interest payment.

     We have no present intention of exercising our right to defer payments of interest by extending the interest payment period on the Junior Subordinated Debentures.

ADDITIONAL SUMS

     If Flagstar Trust is required to pay any additional taxes, duties or other governmental charges as a result of a Tax Event, we will pay as additional amounts on the Junior Subordinated Debentures the amounts (i.e., the "Additional Sums") required to be paid so that the Distributions paid by Flagstar Trust shall not be reduced as a result of such charges.

REDEMPTION

     We have the right, after receipt of prior approval of the federal banking regulators, if approval is then required, to redeem the Junior Subordinated
Debentures:

          (i) on or after             , 2004, in whole at any time or in part
     from time to time; or

          (ii) at any time in whole (but not in part), upon the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event.

     In either case, the Redemption Price will equal 100% of the principal amount to be redeemed, plus any accrued and unpaid interest, to the date of redemption.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Junior Subordinated Debentures to be redeemed at such holder's registered address. Interest will cease to accrue on any Junior Subordinated Debentures that we call for redemption, unless we default in payment of the Redemption Price.

     The Junior Subordinated Debentures will not be subject to any sinking fund.

OPTION TO ACCELERATE MATURITY DATE

     The Junior Subordinated Debentures will mature on             , 2029. We
may, at our option, shorten the maturity to any date not earlier than
            , 2004. We may only shorten the maturity date if we receive prior approval from the federal banking regulators, if then required. We may only elect to shorten the maturity once.

     If we elect to shorten the maturity, we will give notice to each registered holder of the Junior Subordinated Debentures, the Property Trustee and the Indenture Trustee within 90 days of the effective date of the shortened maturity. The Property Trustee must give notice to the holders of Trust Securities of the new maturity date of the Junior Subordinated Debentures. You may be subject to adverse United States federal income tax consequences if we shorten the maturity. See "United States Federal Income Tax Consequences -- Exercise of Right to Shorten Maturity."

DISTRIBUTION UPON LIQUIDATION

     As described under "Description of the Preferred Securities -- Liquidation Distribution upon Dissolution," under certain circumstances involving the dissolution of Flagstar Trust, the Junior Subordinated Debentures may be distributed to the holders of the Preferred Securities and Common Securities in liquidation of Flagstar Trust after the expenses of Flagstar Trust have been paid in full. If distributed to holders of the Preferred Securities in liquidation, the Junior Subordinated Debentures will initially be issued in the form of one or more global securities and the Depositary, or any successor depositary for the Preferred Securities, will act as depositary for the Junior Subordinated Debentures. We anticipate that the depositary arrangements for the Junior Subordinated Debentures will be substantially identical to those in effect for the Preferred Securities. See "Book-Entry Issuance".

     If the Junior Subordinated Debentures are distributed to the holders of Preferred Securities upon the liquidation of Flagstar Trust, there can be no assurance as to the market price of the Junior Subordinated Debentures.

SUBORDINATION

     The Indenture provides that the Junior Subordinated Debentures rank junior in right of payment to all of our "Senior and Subordinated Debt," defined below. We may not make payment of principal, including redemption payments, or interest on the Junior Subordinated Debentures if

     - any of our Senior and Subordinated Debt is not paid when due and any applicable grace period after the default has ended and the default has not been cured or waived; or

     - the maturity of any of our Senior and Subordinated Debt has been accelerated because of a default, and the acceleration has not been rescinded.

     Upon any distribution of our assets to creditors upon our dissolution, winding-up, liquidation or reorganization, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings, all principal, premium, if any, and interest due or to become due on all of our Senior and Subordinated Debt must be paid in full before the holders of Junior Subordinated Debentures are entitled to receive or retain any payment. In that event, any payment or distribution on the Junior Subordinated Debentures that would otherwise be payable in respect of the Junior Subordinated Debentures, but for the subordination provision, will be paid or delivered directly to the holders of our Senior and Subordinated Debt in accordance with the priorities then existing among the holders of our Senior and Subordinated Debt until all of our Senior and Subordinated Debt has been paid in full.

     If the Indenture Trustee or any holder of Junior Subordinated Debentures receives any payment or distribution on account of the Junior Subordinated Debentures before all of our Senior and Subordinated Debt is paid in full, then that payment or distribution will be paid to the holders of our Senior and Subordinated Debt at the time outstanding.

     The rights of the holders of the Junior Subordinated Debentures will be subrogated to the rights of the holders of our Senior and Subordinated Debt to the extent of any payment we made to the holders of our Senior and Subordinated Debt that otherwise would have been made to the holders of the Junior Subordinated Debentures but for the subordination provisions.

SELECTED DEFINITIONS

     "Debt" means with respect to any person, whether recourse is to all or a portion of the assets of such person and whether or not contingent:

     - every obligation of such person for money borrowed or money owed;

     - every reimbursement obligation of such person with respect to letters of credit, bankers' acceptances or similar facilities;

     - every obligation of such person issued or assumed as the deferred purchase price of property or services (but excluding trade accounts payable or accrued liabilities arising in the ordinary course of business);

     - every capital lease obligation of such person; and

     - every obligation of the type referred to in the foregoing clauses of another person and all dividends of another person the payment of which, in either case, such person has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise.

     "Senior and Subordinated Debt" means the principal of (and premium, if any) and interest, if any (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to Flagstar Bancorp whether or not such claim for post-petition interest is allowed in such proceeding), on Debt, whether incurred on, prior to or after the date of the Indenture, unless, in the instrument creating or evidencing the Debt, it is provided that such obligations are not superior in right of payment to the Junior Subordinated Debentures or to other Debt which ranks equal with, or subordinated to, the Junior Subordinated Debentures. However, that Senior and Subordinated Debt will not include:

     - any Debt of the Company which when incurred (and without respect to any election under section 1111(b) of the United States Bankruptcy Code of 1978, as amended), was without recourse to the Company;

     - any Debt of the Company to any of its subsidiaries;

     - any Debt to any employee of the Company;

     - any Debt which by its terms is subordinated to trade accounts payable or accrued liabilities arising in the ordinary course of business but only to the extent that payments made to the holders of such Debt by the holders of the Junior Subordinated Debentures as a result of the subordination provisions of the Indenture would be greater than they otherwise would have been as a result of any obligation of such holders to pay amounts over to the obligees on such trade accounts payable or accrued liabilities arising in the ordinary course of business as a result of subordination provisions to which such Debt is subject;

     - the Guarantee; and

     - any other debt securities issued pursuant to the Indenture.

     The Indenture does not limit the amount of additional Senior and Subordinated Debt that we may incur. We expect that from time to time we may incur additional indebtedness constituting Senior and Subordinated Debt.

BOOK-ENTRY AND SETTLEMENT; DEPOSITARY

     If we distribute the Junior Subordinated Debentures to holders of Preferred Securities in connection with the involuntary or voluntary dissolution, winding-up or liquidation of Flagstar Trust, they will be issued in the form of one or more global certificates registered in the name of a depositary or its nominee. Except under the limited circumstances described immediately below under "-- Discontinuance of the Depositary's Services," Junior Subordinated Debentures represented by a global security will not be exchangeable for, and will not otherwise be issuable as, certificated securities.

     If Junior Subordinated Debentures are distributed to holders of Preferred Securities upon termination of Flagstar Trust, DTC will act as securities depositary for the Junior Subordinated Debentures. For a description of DTC and the specific terms of the depositary arrangements, see "Description of the Preferred Securities -- Book-Entry Only Issuance -- The Depository Trust Company."

     As of the date of this Prospectus, that description of DTC's book-entry system and DTC's practices as they relate to purchases of, transfers of, notices concerning and payments on the Preferred Securities apply in all material respects to any debt obligations represented by one or more global securities held by DTC.

     We may appoint a successor to DTC or any successor depositary if the current depositary is unable or unwilling to continue as a depositary for the global securities.

DISCONTINUANCE OF THE DEPOSITARY'S SERVICES

     A global security will be exchangeable for Junior Subordinated Debentures registered in the names of persons other than the depositary or its nominee only if:

     - the depositary notifies us that it is unwilling or unable to continue as a depositary for the global security and no successor depositary has been appointed;

     - the depositary ceases to be a clearing agency registered under the Exchange Act at a time the depositary is required to be so registered to act as depositary, and no successor depositary has been appointed;

     - we, in our sole discretion, determine that the global security shall be exchangeable for definitive certificates; or

     - there shall have occurred a Debenture Event of Default.

     Any global security that is exchangeable as described above will be exchangeable for Junior Subordinated Debentures registered in the names the depositary directs. We expect that the instructions will be based upon directions received by the depositary from its participants with respect to ownership of beneficial interests in the global security.

PAYMENT AND PAYING AGENTS

     Payment of principal and interest on the Junior Subordinated Debentures will be made at the office of the Indenture Trustee. In addition, at our option, we may pay interest by check mailed to the address of the holder of the Preferred Security as it appears in the securities register or by transfer to an account of the holder of the Preferred Security pursuant to proper transfer instructions that we have received prior to the regular record date. However, we may not exercise these options if the Junior Subordinated Debentures are represented by a Global Subordinated Debenture. Payment of any interest on Junior Subordinated Debentures will be made to the person in whose name such Junior Subordinated Debenture is registered at the close of business on the regular record date for such interest. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agent; however, we will at all times be required to maintain a Paying Agent in each place of payment for the Junior Subordinated Debentures.

     Any moneys deposited with the Indenture Trustee or any Paying Agent, or held by us in trust, for the payment of the principal of or interest on the Junior Subordinated Debentures and remaining unclaimed for two years after such principal or interest has become due and payable shall, at our request, be repaid to us. Thereafter the holder of our Junior Subordinated Debenture shall look only to us for payment as one of our general unsecured creditors.

MODIFICATION OF INDENTURE

     The Indenture provides that we and the Indenture Trustee may enter into supplemental indentures without the consent of the holders of Preferred Securities to: (i) secure any securities, (ii) evidence the assumption by a successor corporation of our obligations, (iii) add covenants for the protection of the holders of Junior Subordinated Debentures, (iv) cure any ambiguity or correct any inconsistency in the Indenture, (v) qualify or maintain the qualification of the Indenture under Trust Indenture Act and (vi) evidence and provide for the acceptance of appointment by a successor trustee.

     The Indenture also provides that we and the Indenture Trustee may, with the consent of at least a majority of the holders in aggregate principal amount of the Junior Subordinated Debentures then outstanding and affected, add any provisions to or change the provisions of the Indenture or the rights of the holders of the Junior Subordinated Debentures. We and the Indenture Trustee may not, however, without the consent of each holder of the Junior Subordinated
Debentures:

     - extend the final maturity of the Junior Subordinated Debentures;

     - reduce the principal amount or premium, if any;

     - reduce the rate or extend the time of payment of interest;

     - reduce any amount payable on redemption; or

     - reduce the percentage of holders of the Junior Subordinated Debentures whose consent is required for any modification of the Indenture.

DEBENTURE EVENTS OF DEFAULT

     The Indenture provides that any one or more of the following described events with respect to the Junior Subordinated Debentures that has occurred and is continuing constitutes a "Debenture Event of Default" with respect to the Junior Subordinated Debentures:

     - failure for 30 days to pay any interest on the Junior Subordinated Debentures, when due (not including the deferral of any due date in the case of an Extension Period); or

     - failure to pay any principal on the Junior Subordinated Debentures when due whether at maturity, upon redemption by declaration or otherwise; or

     - our failure to observe or perform in any material respect certain other covenants contained in the Indenture for 90 days after written notice to us from the Indenture Trustee or to us and the Indenture Trustee by the holders of at least 25% in aggregate outstanding principal amount of the Junior Subordinated Debentures; or

     - certain events in bankruptcy, insolvency or reorganization of Flagstar Bancorp, including the voluntary commencement of bankruptcy proceedings, entry of an order for relief against us in a bankruptcy proceeding, appointment of a custodian over substantially all of our property, a general assignment for the benefit of creditors, or a court order for our liquidation; or

     - if Flagstar Trust shall have voluntarily or involuntarily dissolved, wound up its business or otherwise terminated its existence (except in connection with (i) the distribution of Junior Subordinated Debentures to the holders in liquidation of their interests in Flagstar Trust; (ii) the redemption of all of the outstanding Trust Securities; or (iii) certain mergers, consolidations or amalgamations, each as permitted by the Trust Agreement).

     The holders of a majority in aggregate outstanding principal amount of the Junior Subordinated Debentures have the right to direct any proceeding for any remedy available to the Indenture Trustee. The Indenture Trustee or the holders of not less than 25% in aggregate outstanding principal amount of the Junior Subordinated Debentures may declare the principal due and payable immediately upon a Debenture Event of Default.

     However, the holders of a majority in aggregate outstanding principal amount of the Junior Subordinated Debentures may annul such declaration and waive the default if the default (other than the non-payment of the principal of the Junior Subordinated Debentures which has become due solely by such acceleration) has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the Indenture Trustee. If the holders of the Junior Subordinated Debentures fail to annul such declaration and waive such default, the holders of a majority in aggregate Liquidation Amount of the Preferred Securities would have such right.

     In case a Debenture Event of Default occurs, the Property Trustee may declare the principal of and the interest on the Junior Subordinated Debentures, and any other amounts payable under the Indenture, to be due and payable and to enforce its other rights as a creditor with respect to the Junior Subordinated Debentures.

     We will be required to file annually with the Indenture Trustee a certificate, signed by one of our officers, stating whether or not such officer knows of any default by us in the performance, observance or fulfillment of any condition or covenant of the Indenture.

ENFORCEMENT OF CERTAIN RIGHTS BY HOLDERS OF PREFERRED SECURITIES

     If a Debenture Event of Default for failure to pay interest or principal on the Junior Subordinate Debentures has occurred and is continuing, you may institute a legal proceeding directly against us for enforcement of payment to you of the principal of or interest on the Junior Subordinated Debentures in an amount equal to the aggregate Liquidation Amount of the Preferred Securities you hold ("Direct Action"). Our failure to pay principal or interest during an Extension Period is not a Debenture Event of Default. If the right to bring a Direct Action is removed, Flagstar Trust may become subject to the reporting obligations under the Exchange Act. We have the right under the Indenture to set-off any payment made to a holder of Preferred Securities by us in connection with a Direct Action.

     Unless an Event of Default under the Trust Agreement has occurred, you will not be able to exercise directly any remedies except for those listed above. See "Description of the Preferred Securities -- Events of Default; Notice."

CONSOLIDATION, MERGER, SALE OF ASSETS AND OTHER TRANSACTIONS

     The Indenture provides that the Company shall not consolidate with, convert into or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, and no Person shall consolidate with, convert into or merge into the Company or convey, transfer or lease its properties and assets substantially as an entirety to the Company.

     However, this does not apply if (i) in case the Company consolidates with, converts into or merges into another Person or conveys or transfers its properties and assets substantially as an entirety to any Person, the successor Person is organized under the laws of the United States or any state or the District of Columbia, and such Person expressly assumes the Company's obligations on the Junior Subordinated Debentures issued under the Indenture;
(ii) immediately after giving effect thereto, no Debenture Event of Default, and no event which, after notice or lapse of time or both, would become a Debenture Event of Default, shall have occurred and be continuing; and (iii) certain other conditions as prescribed in the Indenture are met.

     If these conditions are met, the holders of the Preferred Securities have no grounds to object to a highly leveraged or other transaction involving the Company even if it may adversely affect holders of the Junior Subordinated Debentures.

SATISFACTION AND DISCHARGE

     The Indenture provides that when, among other things, all Junior Subordinated Debentures not previously delivered to the Indenture Trustee for cancellation (i) have become due and payable or (ii) will become due and payable at their maturity date within one year, and we deposit with the Indenture Trustee, in trust, funds for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the outstanding Junior Subordinated Debentures, for the principal and interest to the date of the deposit or to the stated maturity, as the case may be, then the Indenture will cease to be of further effect. However, we will continue to be obliged to pay all other sums due pursuant to the Indenture and to provide the officers' certificates and opinions of counsel required by the Indenture. Under these conditions, we will be deemed to have satisfied and discharged the Indenture.

GOVERNING LAW

     The Indenture and the Junior Subordinated Debentures will be governed by and construed in accordance with the laws of the State of Delaware.

INFORMATION CONCERNING THE INDENTURE TRUSTEE

     The Indenture Trustee will be unaffiliated with us. For matters relating to compliance with Trust Indenture Act, the Indenture Trustee will have all of the duties and responsibilities of an Indenture Trustee under the Trust Indenture Act. The Indenture Trustee, other than during the occurrence and continuance of a Debenture Event of Default, undertakes to perform only such duties as are specifically set forth in the Indenture and, upon a Debenture Event of Default, must use the same degree of care and skill as a prudent person would use in the conduct of his or her own affairs. Subject to this provision, the Indenture Trustee is under no obligation to exercise any of the powers given it by the Indenture at the request of any holder of Preferred Securities unless it is offered reasonable security or indemnity against the costs, expenses and liabilities that it might incur. However, the holders of the Preferred Securities will not be required to offer such an indemnity where the holders, by exercising their voting rights, direct the Indenture Trustee to take any action following a Debenture Event of Default.

COVENANTS OF THE COMPANY

     We have made certain covenants in the Indenture. One specific covenant we have agreed to is that we will pay to Flagstar Trust the Additional Sums so long as Flagstar Trust holds the Junior Subordinated Debentures.

     In addition, we have also agreed to the following terms:

     - we will maintain directly or indirectly 100% ownership of the Common Securities. However, the Indenture does allow us to transfer ownership of the Common Securities to certain successors;

     - we will not voluntarily dissolve Flagstar Trust unless we have received prior approval from federal banking regulators, if required. However, we may voluntarily dissolve Flagstar Trust if we distribute the Junior Subordinated Debentures to holders of the Preferred Securities or if Flagstar Trust is a party to certain mergers, consolidations or amalgamations permitted by the Trust Agreement; and

     - we will use our reasonable best efforts to cause Flagstar Trust to be classified as a grantor trust and thus not be taxed as a corporation for United States federal income tax purposes.

                              BOOK-ENTRY ISSUANCE

     The Depositary will act as securities depositary for all of the Preferred Securities and, if there is a dissolution of Flagstar Trust, the Junior Subordinated Debentures. The Preferred Securities and the Junior Subordinated Debentures will be issued only as fully-registered securities registered in the name of Cede & Co. (the Depositary's nominee). One or more fully-registered global certificates will be issued for the Preferred Securities and the Junior Subordinated Debentures and will be deposited with the Depositary.

     The Depositary may discontinue providing its services as securities depositary with respect to any of the Preferred Securities or the Junior Subordinated Debentures at any time by giving reasonable notice to the relevant Trustee and the Company. In the event that a successor securities depositary is not obtained, definitive Preferred Securities or Subordinated Debenture certificates representing such Preferred Securities or Junior Subordinated Debentures are required to be printed and delivered. At our option, we may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor depositary). After a Debenture Event of Default, the holders of a majority in Liquidation Amount of Preferred Securities or aggregate principal amount of Junior Subordinated Debentures may determine to discontinue the system of book-entry transfers through the Depositary. In any such event, definitive certificates for such Preferred Securities or Junior Subordinated Debentures will be printed and delivered.

     The Depositary's management is aware that some computer applications, systems, and the like for processing data ("Systems") that are dependent upon calendar dates, including dates before, on, and after January 1, 2000, may encounter "Year 2000 problems." The Depositary has informed its participants and other members of the financial community (the "Industry") that it has developed and is implementing a program so that its Systems, as the same relate to the timely payment of distributions (including principal and income payments) to security holders, book-entry deliveries and settlement of trades with the Depositary, continue to function appropriately. This program includes a technical assessment and a remediation plan, each of which is complete. Additionally, the Depositary's plan includes a testing phase, which is expected to be completed within appropriate time frames.

     However, the Depositary's ability to perform properly its services is also dependent upon other parties, including but not limited to issuers and their agents, as well as third-party vendors from whom the Depositary licenses software and hardware, and third-party vendors on whom the Depositary relies for information or the provision of services, including telecommunication and electrical utility service providers, among others. The Depositary has informed the Industry that it is contacting (and will continue to contact) third-party vendors from whom the Depositary acquires services to: (i) impress upon them the importance of such services being Year 2000 compliant and (ii) determine the extent of their efforts for Year 2000 remediation (and, as appropriate, testing) of their services. In addition, the Depositary is in the process of developing such contingency plans as it deems appropriate.

     According to the Depositary, the foregoing information with respect to the Depositary has been provided to the Industry for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

                            DESCRIPTION OF GUARANTEE

     We will execute and deliver the Preferred Securities Guarantee Agreement (the "Guarantee") concurrently with the issuance of the Preferred Securities for the benefit of the holders of the Preferred Securities. FMB Bank will act as trustee under the Guarantee (the "Guarantee Trustee") for the purposes of compliance with the Trust Indenture Act, and the Guarantee will be qualified under the Trust Indenture Act. The following summary of certain provisions of the Guarantee does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Guarantee, including the definitions of certain terms, and Trust Indenture Act. The form of the Guarantee has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. You should also read the Guarantee. The Guarantee Trustee will hold the Guarantee for the benefit of the holders of the Preferred Securities.

GENERAL

     Pursuant to the Guarantee, we will agree to pay in full on a subordinated basis, to the extent set forth in the Guarantee, the Guarantee Payments, as defined below, to the holders of the Preferred Securities, as and when due, regardless of any defense, right of set-off or counterclaim that Flagstar Trust may have or assert other than the defense of payment.

     The following payments on the Preferred Securities, if not fully paid by Flagstar Trust (the "Guarantee Payments"), are covered by the Guarantee, without duplication:

     - any accumulated and unpaid Distributions required to be paid on the Preferred Securities, if Flagstar Trust has funds available to make the payment;

     - the Redemption Price, if Flagstar Trust has funds available to make the payment, with respect to any Preferred Securities called for redemption; and

     - upon a voluntary or involuntary dissolution, winding up or liquidation of Flagstar Trust other than in connection with the distribution of the Junior Subordinated Debentures to holders of the Preferred Securities, the lesser of

        (1) the aggregate of the $25 Liquidation Amount and all accumulated and unpaid Distributions on the Preferred Securities to the date of payment if Flagstar Trust has funds available to make the payment; or

        (2) the amount of assets Flagstar Trust has remaining available for distribution to holders of Preferred Securities.

     Our obligations to make a Guarantee Payment may be satisfied by direct payment of the required amounts by us to the holders of the Preferred Securities or by causing Flagstar Trust to pay the amounts to the holders.

     The Guarantee will be full and unconditional from the time of issuance. However, the Guarantee will not apply to any payment of Distributions due if Flagstar Trust lacks funds legally available for payment as a result of a failure by us to make payments of interest or principal on the Junior Subordinated Debentures.

     We are a holding company and we have the right to participate in any distribution of assets of any of our subsidiaries if any of our subsidiaries are liquidated or reorganized. However, our right to participate is subject to the prior claim of the subsidiary's creditors. Accordingly, our obligations under the Guarantee will be effectively subordinated to all existing and future liabilities of our subsidiaries, and holders of Preferred Securities should look only to our assets for payments.

     The Guarantee does not limit our incurrence or issuance of other secured or unsecured debt. We may issue or incur Senior and Subordinated Debt in the future. We expect that we will issue or incur Senior and Subordinated Debt in the future.

     We have, through the Guarantee, the Trust Agreement, the Junior Subordinated Debentures, the Indenture and the Expense Agreement, taken together, guaranteed on a subordinated basis all of Flagstar Trust's obligations under the Preferred Securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes the guarantee. It is only the combined operation of these documents that has the effect of providing our guarantee on a subordinated basis of all of Flagstar Trust's obligations under the Preferred Securities. See "Relationship Among the Preferred Securities, the Junior Subordinated Debentures and the Guarantee."

THE EXPENSE AGREEMENT

     We will enter into an agreement with Flagstar Trust as to the expenses and liabilities of Flagstar Trust (the "Expense Agreement"). We will fully and unconditionally guarantee to each person or entity to whom Flagstar Trust becomes indebted or liable, the full payment of any costs, expenses or liabilities of Flagstar Trust, other than obligations of Flagstar Trust to the holders of the Preferred Securities or other similar interests in Flagstar Trust.

STATUS OF THE GUARANTEE

     The Guarantee is unsecured and ranks subordinate and junior in right of payment to all Senior and Subordinated Debt in the same manner as the Junior Subordinated Debentures. As such, it is (1) subordinate and junior in right of payment to all of our other liabilities, (2) equal to the most senior preferred stock now or hereafter issued by us, and with any guarantee now or hereafter issued by us in respect of any preferred stock of our affiliates, and
(3) senior to our Common Stock.

     The Guarantee will constitute a guarantee of payment and not of collection. The guaranteed party may institute a legal proceeding directly against us to enforce its rights under the Guarantee without first instituting a legal proceeding against any other person or entity. The Guarantee will be held for the benefit of the holders of the Preferred Securities. The Guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by Flagstar Trust or upon distribution of the Junior Subordinated Debentures to the holders of the Preferred Securities.

AMENDMENTS AND ASSIGNMENT

     Except with respect to any changes which do not materially adversely affect the rights of holders of the Preferred Securities (in which case no vote will be required), the Guarantee may not be amended without the prior approval of the holders of not less than a majority of the aggregate Liquidation Amount of the outstanding Preferred Securities. A description of the way to obtain any approval is described under "Description of the Preferred Securities -- Voting Rights; Amendment of the Trust Agreement." All Guarantees and agreements contained in the Guarantee will bind our successors, assigns, receivers, trustees and representatives and are for the benefit of the holders of the Preferred Securities then outstanding.

EVENTS OF DEFAULT

     An event of default under the Guarantee will occur when we fail to perform any of our payment or other obligations under the Guarantee. The holders of at least a majority in aggregate Liquidation Amount of the Preferred Securities have the right to direct any proceeding for any remedy available to the Guarantee Trustee relating to the Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under the Guarantee.

     If the Guarantee Trustee fails to enforce the Guarantee, you may, after your written request to the Guarantee Trustee to enforce the Guarantee, sue us directly to enforce the Guarantee Trustee's rights under the Guarantee without first instituting a legal proceeding against Flagstar Trust, the Guarantee Trustee, or any other person or entity.

     Notwithstanding the foregoing, if we have failed to make a Guarantee Payment, you may directly institute a proceeding against us to enforce the Guarantee.

     We are required to file annually with the Guarantee Trustee a certificate as to our compliance with all the conditions and covenants under the Guarantee.

INFORMATION CONCERNING THE GUARANTEE TRUSTEE

     The Guarantee Trustee, other than during the occurrence and continuance of a default by us in performance of the Guarantee, undertakes to perform only such duties as are specifically set forth in the Guarantee and, after default with respect to the Guarantee, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the Guarantee at the request of any holder of the Preferred Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that it might incur.

TERMINATION OF THE GUARANTEE

     The Guarantee will remain in effect as long as the Preferred Securities are outstanding.

GOVERNING LAW

     The Guarantee will be governed by and construed in accordance with the laws of the State of Delaware.

            RELATIONSHIP AMONG THE PREFERRED SECURITIES, THE JUNIOR
                   SUBORDINATED DEBENTURES AND THE GUARANTEE

GUARANTEE

     Payments of Distributions and other amounts due on the Preferred Securities are guaranteed by us to the extent described under "Description of Guarantee." Taken together, our obligations under the Junior Subordinated Debentures, the Indenture, the Trust Agreement, the Expense Agreement and the Guarantee provide, in the aggregate, a guarantee on a subordinated basis for payments of Distributions and other amounts due on the Preferred Securities (but only to the extent Flagstar Trust has funds available for the payment of such Distributions). No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of our obligations under those documents that has the effect of providing a guarantee on a subordinated basis of Flagstar Trust's obligations under the Preferred Securities.

     To the extent that we do not make required payments on the Junior Subordinated Debentures, Flagstar Trust will not pay Distributions or other amounts due on the Preferred Securities. Neither the guarantee described above nor the Guarantee covers payment of Distributions when Flagstar Trust does not have sufficient funds to pay such Distributions. In those circumstances, your remedy is to institute a legal proceeding directly against us to enforce the payment of the Distributions to you. Our obligations under the guarantee and the Guarantee are subordinate and junior in right of payment to all Senior and Subordinated Debt.

SUFFICIENCY OF PAYMENTS

     As long as we make payments required by the Junior Subordinated Debentures held by Flagstar Trust, there will be sufficient funds to cover Distributions and other payments due on the Preferred Securities, primarily because:

     - the aggregate principal amount of the Junior Subordinated Debentures will exceed the aggregate Liquidation Amount of the Preferred Securities by the amount of the Common Securities;

     - the interest rate and interest and other payment dates on the Junior Subordinated Debentures will match the distribution rate and distribution and other payment dates for the Preferred Securities;

     - we will directly pay for all costs, expenses and liabilities of Flagstar Trust except Flagstar Trust's obligations to holders of Preferred Securities; and

     - the Trust Agreement further provides that Flagstar Trust will not engage in any activity that is not consistent with the limited purposes of Flagstar Trust.

     Notwithstanding anything to the contrary in the Indenture, we have the right to set-off any payment we are required to make with and to the extent we have made, or are concurrently making a payment under the Guarantee.

ENFORCEMENT RIGHTS OF HOLDERS OF THE PREFERRED SECURITIES UNDER THE GUARANTEE

     A holder of the Preferred Securities may institute a legal proceeding directly against us to enforce its rights under the Guarantee without first instituting a legal proceeding against the Guarantee Trustee, Flagstar Trust or any other person or entity.

     A default or event of default under any Senior and Subordinated Debt would not constitute a Debenture Event of Default. However, in the event of payment defaults under, or acceleration of, Senior and Subordinated Debt, the subordination provisions of the Indenture provide that no payments may be made in respect of the Junior Subordinated Debentures until the Senior and Subordinated Debt have been paid in full or any payment default has been cured or waived. Our failure to make the required payments on Junior Subordinated Debentures will constitute a Debenture Event of Default.

LIMITED PURPOSE OF FLAGSTAR TRUST

     The Preferred Securities evidence a beneficial interest in Flagstar Trust, and it exists for the sole purpose of issuing Trust Securities and investing those proceeds in the Junior Subordinated Debentures. A principal difference between the rights of a holder of the Preferred Securities and a holder of a Junior Subordinated Debenture is that a holder of a Junior Subordinated Debenture is entitled to receive the principal amount of and interest accrued on Junior Subordinated Debentures from us, while a holder of the Preferred Securities is entitled to receive Distributions from Flagstar Trust (or from us under the Guarantee) if and to the extent Flagstar Trust has funds available for the payment of such Distributions.

RIGHTS UPON DISSOLUTION

     Upon any voluntary or involuntary dissolution, winding-up or liquidation of Flagstar Trust involving the liquidation of the Junior Subordinated Debentures, the holders of Preferred Securities will be entitled to receive, out of assets held by Flagstar Trust, the liquidation distribution in cash. See "Description of the Preferred Securities -- Liquidation Distribution upon Dissolution." Upon our voluntary or involuntary liquidation or bankruptcy, the Property Trustee, as holder of the Junior Subordinated Debentures, would be one of our subordinated creditors, subordinated in right of payment to all Senior and Subordinated Debt as set forth in the Indenture. However, the Property Trustee, and indirectly the holders of the Preferred Securities are entitled to receive payment in full of principal and interest, before any of our stockholders receive payments or distributions. Since we are the guarantor under the Guarantee and have agreed to pay for all costs, expenses and liabilities of Flagstar Trust (other than Flagstar Trust's obligations to the holders of its Preferred Securities), the positions of a holder of the Preferred Securities and a holder of Junior Subordinated Debentures relative to other creditors and to our stockholders in the event of our liquidation or bankruptcy are expected to be substantially the same.

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

GENERAL

     This discussion summarizes the opinion of Kutak Rock, special tax counsel to Flagstar Bancorp and Flagstar Trust ("Tax Counsel"), of the United States federal income tax consequences of the purchase, ownership, and disposition of the Preferred Securities that Tax Counsel anticipates to be material to investors. Unless otherwise stated, this summary only deals with Preferred Securities held as capital assets (generally, assets held for investment) by holders who purchase the Preferred Securities upon original issuance. Your tax treatment may vary depending on your particular situation.

     This summary does not address:

     - all of the tax consequences that may be relevant to holders who may be subject to special tax treatment such as, for example, financial institutions, insurance companies, broker-dealers, tax-exempt organizations or investors who have acquired Preferred Securities as part of a straddle, hedge or similar transaction or, except as described below, non-U.S. Holders, as we define that term below;

     - the tax consequences to holders that have a functional currency other than the United States dollar;

     - the tax consequences to shareholders, partners or beneficiaries of a holder of Preferred Securities;

     - any aspects of state, local or foreign tax laws; or

     - the United States federal alternative minimum tax consequences of the purchase, ownership and sale of Preferred Securities.

     Tax Counsel's opinion is based on the United States federal income tax law in effect as of the date of this Prospectus. These laws may change, and any change could have a retroactive effect. These laws are also subject to various interpretations, and the IRS or the courts could later disagree with the explanation of conclusions contained in this summary. The IRS has not formally ruled (and we do not intend to seek a ruling) on the tax consequences of purchasing, holding, and selling the Preferred Securities. Accordingly, the IRS could challenge the opinions expressed in this Prospectus concerning such consequences, and a court could agree with the IRS. We urge you to consult your tax advisor as to the particular tax consequences to you of purchasing, owning, and disposing of the Preferred Securities, including the application and effect of United States federal, state, local, foreign and other tax laws.

     For purposes of this discussion, a "U.S. Holder" means:

     - a citizen or resident of the United States (or someone treated as a citizen or resident of the United States for federal income tax purposes);

     - a corporation, partnership, or other entity created or organized (or treated as created or organized for United States federal income tax purposes) in the United States or under the laws of the United States or of any political subdivision of the United States;

     - an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

     - a trust, the administration of which is subject to the primary supervision of a United States court and that has one or more United States persons who have the authority to control all substantial decisions of the trust.

CLASSIFICATION OF THE JUNIOR SUBORDINATED DEBENTURES

     Based on the opinion of Tax Counsel, the Junior Subordinated Debentures should be treated for United States federal income tax purposes as indebtedness of Flagstar Bancorp. By accepting the Preferred Securities, you agree to treat the Junior Subordinated Debentures as indebtedness for United States federal income tax purposes and to treat the Preferred Securities as evidence of an indirect beneficial ownership interest in the Junior Subordinated Debentures. No assurance can be given, however, that such treatment will not be challenged by the IRS or, if challenged, that such a challenge will not be successful.

CLASSIFICATION OF FLAGSTAR TRUST

     Tax Counsel is of the opinion that Flagstar Trust should be classified for United States federal income tax purposes as a grantor trust and not as an association taxable as a corporation.

     Accordingly, for United States federal income tax purposes, you should generally be treated as the owner of an undivided interest in the Junior Subordinated Debentures. As further discussed below, you may be required to include in ordinary income your allocable share of interest paid or accrued on the Junior Subordinated Debentures.

POTENTIAL EXTENSION OF INTEREST PAYMENT PERIOD AND ORIGINAL ISSUE DISCOUNT

     We have the right to defer payments of interest on the Junior Subordinated Debentures, which could cause the Junior Subordinated Debentures treated as having been issued with OID. In general, a debt instrument will be deemed to have been issued with OID for United States federal income tax purposes if there is more than a remote contingency that periodic stated interest payments due on the instrument will not be timely paid. Because the exercise by us of our option to defer the payment of stated interest on the Junior Subordinated Debentures would also prevent us from declaring dividends on any class of equity, we believe that the likelihood that we would exercise the option is remote.

     As a result, we intend to take the position, based on the advice of Tax Counsel, that the Junior Subordinated Debentures will not be deemed to be issued with OID. Accordingly, based on this position, stated interest payments on the Junior Subordinated Debentures will be includible in your ordinary income at the time that those payments are paid or accrued in accordance with your regular method of accounting and in the amount of each payment. Because these Treasury Regulations have not yet been addressed in any revenue rulings or other published interpretations issued by the IRS, it is possible that the IRS could take a position contrary to the position taken by us.

EXERCISE OF DEFERRAL OPTION

     If we exercise our option to defer the payment of stated interest on the Junior Subordinated Debentures, they would be treated, solely for purpose of the OID rules, as being "re-issued" at that time with OID. Under these rules, you would be required to include OID in ordinary income, on a current basis, over the period that the instrument is held, even though we would not be making any actual cash payments during the extended interest payment period.

     The amount of interest income treated as OID and therefore includible in the taxable income of a holder of the Junior Subordinated Debentures would be determined on the basis of a constant yield method over the remaining term of the instrument, not on the basis of the stated interest amount. The actual receipt of future payments of stated interest on the Junior Subordinated Debentures would no longer be separately reported as taxable income because it would have been replaced, solely for tax purposes, by the amount of OID. The amount of OID that would accrue, in total, during the extended interest payment period would be approximately equal to the amount of the cash payment due at the end of the period. Any OID included in income would increase your adjusted tax basis in the Preferred Securities or the Junior Subordinated Debentures, depending on which you held at that time, and interest payments actually received would reduce your adjusted tax basis.

     If the likelihood of the Company deciding to defer any payments of interest were not treated as remote, the Junior Subordinated Debentures would be considered as issued initially with OID in an amount equal to the sum of all the interest payable over the term of the Junior Subordinated Debentures. Again, this would mean that you would have to include interest income in gross income for United States federal income tax purposes as it accrued daily on an economic accrual basis instead of on the dates you actually received the cash payments.

     The IRS has not issued any rulings or interpretations which define the meaning of the term "remote" as used in the applicable income tax regulations. The IRS could take a position that differs from what we state in this Prospectus.

CORPORATE U.S. HOLDERS

     Because the income from the Preferred Securities will not be considered to be dividends for federal income tax purposes, corporate U.S. Holders of the Preferred Securities will not be entitled to a dividends-received deduction for any income received from the Preferred Securities.

RECEIPT OF JUNIOR SUBORDINATED DEBENTURES OR CASH UPON TERMINATION OF FLAGSTAR TRUST

     If we exercise our right to terminate Flagstar Trust and cause the Junior Subordinated Debentures to be distributed to you on a basis proportionate to your ownership in the Preferred Securities, the distribution would be treated as a nontaxable event to you. In that event, you would have an adjusted tax basis in the Junior Subordinated Debentures that you receive equal to the adjusted tax basis in the Preferred Securities that you surrender, and the holding period of the Junior Subordinated Debentures would include the period during which you held the Preferred Securities. If, however, Flagstar Trust is characterized for United States federal income tax purposes as an association taxable as a corporation at the time of the termination, the distribution of the Junior Subordinated Debentures would be a taxable event to the holders of Preferred Securities.

     If we redeem the Junior Subordinated Debentures for cash and Flagstar Trust distributes the proceeds of the redemption to holders in redemption of their Preferred Securities, the redemption would be treated as a sale of the Preferred Securities in which you would recognize gain or loss as described immediately below.

EXERCISE OF RIGHT TO SHORTEN MATURITY

     We have the right to shorten the maturity of the Junior Subordinated Debentures. If we exercise our right to shorten the maturity of the Junior Subordinated Debentures, this could result in a taxable event to you. Federal income tax regulations provide that a significant modification of a debt instrument is a taxable event. A significant modification includes shortening the maturity of a debt instrument, provided that the instrument's rate of return changes by more than the greater of 25 basis points or five percent of the annual rate of return. At the present time, the extent to which the Junior Subordinated Debenture's rate of return would change (if we exercised our right to shorten the maturity) is unclear.

SALE OF PREFERRED SECURITIES

     Upon the sale of Preferred Securities (including a redemption for cash), you will recognize gain or loss in an amount equal to the difference between the amount realized (which for this purpose, will exclude amounts attributable to accrued interest or OID not previously included in income, which amount will be subject to tax as ordinary interest income) and your adjusted tax basis in the Preferred Securities.

     If we do not defer interest payments on the Junior Subordinated Debentures, your adjusted tax basis in the Preferred Securities generally will equal the initial purchase price that you paid for the Preferred Securities. If, however, we elect to defer interest payments on the Junior Subordinated Debentures, your adjusted tax basis in the Preferred Securities will equal: (1) the initial purchase price that you paid for the Preferred Securities; (2) increased by the amount of any accrual and unpaid distributions you were required to treat as OID; and (3) reduced by the amount of cash or other property received by you with respect to such OID.

     The gain or loss will be capital gain or loss and will be long-term capital gain or loss if you have held the Preferred Securities for more than one year. Capital losses generally cannot be applied to offset ordinary income for United States federal income tax purposes.

     The Preferred Securities may trade at a price that does not accurately reflect the value of accrued but unpaid interest, or OID, if the Junior Subordinated Debentures are treated as having been issued, or reissued, with OID, relating to the underlying Junior Subordinated Debentures. If you dispose of your Preferred Securities you will be required to include in your ordinary income:

     - any portion of the amount realized that is attributable to accrued but unpaid interest to the extent not previously included in income; or

     - any amount of OID that has accrued on your proportionate share of the underlying Junior Subordinated Debentures during the taxable year of sale through the date of disposition.

     However, you can also increase your adjusted tax basis in the Preferred Securities to the extent that you include these amounts in ordinary income.

WITHHOLDING OF U.S. TAXES ON NON-U.S. HOLDERS

     This summary assumes that the non-U.S. Holder

     - is an individual;

     - is not and will not become engaged in a United States trade or business; and

     - will not be present in the United States for 183 days or more during any particular taxable year.

     Payments made to a holder of Preferred Securities who is a non-U.S. Holder generally will not be subject to withholding of United States federal income tax, if:

     - the beneficial owner of the Preferred Securities does not actually or constructively own 10% or more of the total combined voting power of all classes of stock entitled to vote; and

     - either:

          (1) the beneficial owner of the Preferred Securities certifies to Flagstar Trust or its agent, under penalties of perjury, that it is not a United States person and provides his name and address; or

          (2) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business (a "Financial Institution"), and holds the capital securities in that capacity, certifies to Flagstar Trust or its agent, under penalties of perjury, that such statement has been received from the beneficial owner by it or by a Financial Institution between it and the beneficial owner and furnishes Flagstar Trust or its agent with a copy of the statement.

     In addition, a non-U.S. Holder of Preferred Securities will not be subject to withholding of United States federal income tax on any gain realized upon the sale or other disposition of a capital security.

BACKUP WITHHOLDING

     You may be subject to a "backup withholding" tax of 31% on distributions made on the Preferred Securities and on the entire price received on the sale of the Preferred Securities if you:

     - fail to provide your Social Security or taxpayer identification number to your broker;

     - provide your broker with an incorrect Social Security or tax identification number;

     - fail to provide your broker with a certified statement that your Social Security or tax identification number is correct and that you are not subject to backup withholding; or

     - improperly report interest and dividends on your tax return.

Backup withholding, however, does not apply to payments made to certain exempt recipients such as corporations or tax-exempt organizations. Any withheld amounts will be allowed as a credit against your United States federal income tax, provided the required information is provided to the IRS.

                              ERISA CONSIDERATIONS

     Retirement plans are generally subject to the rules of the Employee Retirement Income Security Act of 1974 ("ERISA"), and they are also subject to requirements in the Code. Retirement plans may purchase Preferred Securities in accordance with their governing documents. When they do, the fiduciaries for these retirement plans (usually trustees and custodians) are required to comply with fiduciary duties under ERISA and other requirements under the Code. Retirement plans can be employer-sponsored plans like pension plans and profit sharing plans, individual retirement accounts (IRAs), and other types of plans which defer the receipt of income.

     If a retirement plan is sponsored and/or contributed to by a party that is affiliated in certain ways with us, we and/or our affiliate could be a "party in interest" or a "disqualified person" for purposes of ERISA and the Code. The rules regarding these relationships are very complex. They can arise if we are a fiduciary to a retirement plan, such as a trustee or custodian. They can arise if we or one of our affiliates provides any services to or for the retirement plan. Our affiliates are Flagstar Bank, Douglas Insurance Agency, Inc., FSSB Real Estate Development Corporation, First Security Investment Group, Inc., FSSB Mortgage Corporation, Flagstar Capital Corporation, Flagstar Credit Corporation, Mid-Michigan Service Corporation and SSB Funding Corporation.

     There are many other circumstances which can cause the relationship to exist. When one of these relationships exists, the purchase of Preferred Securities by the retirement plan is likely to result in a transaction that is not permitted by ERISA and/or the Internal Revenue Code. These transactions are referred to as "prohibited transactions" or "disqualifying transactions." These could lead to excise tax penalties and even tax disqualification of a retirement plan. However, there may be ways to exempt prohibited transactions from the excise tax penalties and tax disqualification. This may require application to a governmental agency.

     If we or one of our affiliates is a party in interest or disqualified person as to a retirement plan, that retirement plan should not acquire Preferred Securities without first establishing an exemption. Entities like partnerships and limited liability companies which have a relationship with us and/or one of our affiliates and that may be holding assets of retirement plans also have to address these prohibited transaction issues. All of these rules are very complicated. If you have a relationship of any kind with us and/or one of our affiliates, you should consult with your benefits counsel before acquiring Preferred Securities.

                                  UNDERWRITING

     Upon the terms and subject to the conditions stated in the Underwriting Agreement dated the date hereof, each of the underwriters (the "Underwriters") named below has severally agreed to purchase, and Flagstar Trust has agreed to sell to such Underwriter, the number of Preferred Securities set forth opposite the name of such Underwriter.


                                                                NUMBER OF
                                                                PREFERRED
                    NAME OF UNDERWRITER                         SECURITIES
                    -------------------                         ----------
Roney Capital Markets, a division of Banc One Capital
  Markets, Inc. ............................................
McDonald Investments Inc. ..................................
Stifel, Nicolaus & Company, Incorporated....................
JWGenesis Securities, Inc...................................
                                                                ---------
                                                                2,600,000
                                                                =========


     The Underwriters are offering the Preferred Securities subject to their acceptance of the securities from Flagstar Trust and subject to prior sale. The Underwriting Agreement provides that the obligations of the Underwriters to pay for and accept delivery of the Preferred Securities are conditioned on the delivery of legal opinions by their counsel. The Underwriters are obligated to purchase all the Preferred Securities if any are purchased.

     The Underwriters propose to offer part of the Preferred Securities directly to the public at the public offering price set forth on the cover page of this Prospectus and part of the Preferred Securities to certain dealers at a price
which represents a concession not in excess of $       per Preferred Security
under the public offering price. The Underwriters may allow, and such dealers
may reallow, a concession not in excess of $       per Preferred Security to
certain other dealers. After the initial offering of Preferred Securities to the public, the public offering price and such concessions may be changed by the Underwriters.


     Flagstar Trust has granted to the Underwriters an option, exercisable at any time during the 30-day period from the date of this Prospectus, to purchase up to an aggregate of an additional 15% of the shares of Preferred Securities (390,000 additional Preferred Securities) at the public offering price set forth on the cover page less underwriting discounts and commissions. The Underwriters may exercise such option to purchase additional Preferred Securities solely for the purpose of covering over-allotments, if any, incurred in connection with the sale of the Preferred Securities offered by this Prospectus. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase a number of additional Preferred Securities proportionate to such Underwriter's initial amount reflected in the preceding table.


     Flagstar Bancorp, Flagstar Trust and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     The following table sets forth the estimated expenses in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All such expenses are to be paid by Flagstar Bancorp, Inc.:

SEC registration fee........................................    $ 21,000
NASD filing fee.............................................       7,975
Blue Sky filing fees and expenses...........................       5,000
Accounting fees and expenses................................      50,000
Legal fees and expenses.....................................     250,000
Printing, postage and mailing...............................     100,000
Stock transfer agent fees and certificates..................       5,000
Other.......................................................      61,025
                                                                --------
     Total..................................................    $500,000
                                                                ========

     The Underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids for and purchase of the Common Stock so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Preferred Securities in the open market in order to cover syndicate short positions. Penalty bids permit the Underwriters to reclaim a selling concession from a syndicate member when the Preferred Securities originally sold by such syndicate member is purchased in a stabilizing transaction or syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Preferred Securities to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on The Nasdaq Stock Market(R) or otherwise and, if commenced, may be discontinued at any time.

                                 TRANSFER AGENT

     Registrar and Transfer Company, Cranford, New Jersey, will act as registrar and transfer agent for the Preferred Securities.

                                 LEGAL MATTERS

     The validity of the Preferred Securities we are offering, and certain matters relating to United States federal income tax consequences of this offering, will be passed upon for us and for Flagstar Trust by Kutak Rock, Washington, D.C. Albert J. Gladner, Esq., Senior Vice President and General Counsel of the Bank, will pass upon certain legal matters relating to Michigan law for us and Flagstar Trust. Morris, James, Hitchens & Williams, Wilmington, Delaware will pass upon certain matters relating to Delaware law for Flagstar Trust. Certain legal matters will be passed upon for the Underwriters by Honigman Miller Schwartz and Cohn, Detroit, Michigan.

                                    EXPERTS

     The consolidated financial statements incorporated in this Prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 1998 have been so incorporated in reliance on the report of Grant Thornton LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

================================================================================

- WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU ANY INFORMATION THAT DIFFERS FROM THE INFORMATION IN THIS PROSPECTUS. IF YOU RECEIVE ANY DIFFERENT INFORMATION, YOU SHOULD NOT RELY ON IT.

- THE DELIVERY OF THIS PROSPECTUS SHALL NOT, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT FLAGSTAR BANCORP, INC. IS OPERATING UNDER THE SAME CONDITIONS THAT IT WAS OPERATING UNDER WHEN THIS PROSPECTUS WAS WRITTEN. DO NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AT ANY TIME PAST THE DATE INDICATED.

- THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES.

- THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, THE SECURITIES TO WHICH IT RELATES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL.
                            ------------------------

                               TABLE OF CONTENTS

                                              PAGE
                                              ----
About this Prospectus.....................      3
Where You Can Find More Information.......      3
Special Note of Caution Regarding
  Forward-Looking Statements..............      4
Prospectus Summary........................      5
Risk Factors..............................      7
The Offering..............................     16
Use of Proceeds...........................     20
Capitalization............................     20
Selected Consolidated Financial Data......     21
Business..................................     22
Accounting Treatment......................     23
Description of the Preferred Securities...     24
Description of the Junior Subordinated
  Debentures..............................     37
Book-Entry Issuance.......................     46
Description of Guarantee..................     47
Relationship Among the Preferred
  Securities, the Junior Subordinated
  Debentures and the Guarantee............     50
United States Federal Income Tax
  Consequences............................     51
ERISA Considerations......................     56
Underwriting..............................     57
Transfer Agent............................     58
Legal Matters.............................     58
Experts...................................     58

================================================================================


================================================================================

                         2,600,000 PREFERRED SECURITIES


                             [FLAGSTAR TRUST LOGO]

                          % CUMULATIVE PREFERRED SECURITIES
                            (LIQUIDATION AMOUNT $25
                            PER PREFERRED SECURITY)

                                 GUARANTEED BY

                            [FLAGSTAR BANCORP LOGO]



                                   ----------
                                   PROSPECTUS
                                   ----------



                           [RONEY CAPITAL MARKETS LOGO]

                                    MCDONALD
                                INVESTMENTS INC.

                           STIFEL, NICOLAUS & COMPANY
                                  INCORPORATED

                           JWGENESIS SECURITIES, INC.
                                              , 1999

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All such expenses are to be paid by Flagstar Bancorp, Inc.:

SEC registration fee........................................    $ 21,000
NASD filing fee.............................................       7,975
Blue Sky filing fees and expenses...........................       5,000
Accounting fees and expenses................................      50,000
Legal fees and expenses.....................................     250,000
Printing, postage and mailing...............................     100,000
Stock transfer agent fees and certificates..................       5,000
Other.......................................................      61,025
                                                                --------
  Total.....................................................    $500,000
                                                                ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Flagstar's Restated Articles of Incorporation contain a provision, authorized by the Michigan Business Corporation Act ("MBCA"), designed to eliminate in certain circumstances the personal liability of directors for monetary damages to Flagstar or its stockholders for breach of their fiduciary duty as directors. This provision, however, does not limit the liability of any director who breached his or her duty of loyalty to the Company or its stockholders, failed to act in good faith, obtained an improper personal benefit or paid a dividend or approved a stock repurchase or redemption that was prohibited under Michigan law. This provision will not limit or eliminate the rights of the Company or any stockholder to seek an injunction or any other nonmonetary relief in the event of a breach of a director's duty of care. In addition, this provision applies only to claims against a director arising out of his or her role as a director and does not relieve a director from liability unrelated to his fiduciary duty of care or from a violation of statutory law such as certain liabilities imposed on a director under the federal securities laws.

     The Company's Restated Articles of Incorporation and Restated Bylaws also provide that the Company shall indemnify all directors and officers of the Company to the full extent permitted by the MBCA. Under the provisions of the MBCA, any director or officer who, in his or her capacity as such, is made or threatened to be made a party to any suit or proceeding, may be indemnified if the Board determines such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company or its stockholders.

     Officers and directors are covered within specified monetary limits by insurance against certain losses arising from claims made by reason of their being directors or officers of the Company or of the Company's subsidiaries and the Company's officers and directors are indemnified against such losses by reason of their being or having been directors or officers of another corporation, partnership, joint venture, trust or other enterprise at the Company's or its subsidiaries' request.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.


     The following is a list of exhibits filed as part of this Registration Statement and also serves as the Exhibit Schedule:



EXHIBIT
NUMBER     DESCRIPTION
-------    -----------
  1.1*     Engagement Letter
  1.2*     Form of Underwriting Agreement
  4.1*     Certificate of Trust of Flagstar Trust
  4.2*     Trust Agreement of Flagstar Trust
  4.3*     Form of Flagstar Trust Amended and Restated Trust Agreement
  4.4*     Form of Preferred Securities Certificate (included as an
           exhibit to Exhibit 4.3)
  4.5*     Form of Subordinated Indenture
  4.6*     Form of Junior Subordinated Debenture (included as an
           exhibit to Exhibit 4.5)
  4.7*     Form of Preferred Securities Guarantee Agreement
 5.1***    Opinion of Kutak Rock regarding legality of securities being registered
  5.2**    Opinion of Morris, James, Hitchens & Williams
  8.1*     Opinion of Kutak Rock regarding tax matters
 12.1*     Computation of ratio of earnings to fixed charges
 23.1**    Consent of Grant Thornton LLP
 23.2*     Consent of Kutak Rock (contained in Exhibit 5.1 and Exhibit
           8.1)
 23.3*     Consent of Albert J. Gladner, Esq.
 23.4*     Consent of Morris, James, Hitchens & Williams (contained in
           Exhibit 5.2)
 24.1*     Powers of Attorney (see the signature page of this
           Registration Statement, as initially filed)
 25.1*     Form of Eligibility on Form T-1 under Trust Indenture Act of
           1939, as amended, of FMB Bank, as Trustee under the
           Subordinated Indenture
 25.2*     Form of Eligibility on Form T-1 under Trust Indenture Act of
           1939, as amended, of FMB Bank, as Trustee under the Flagstar
           Trust Amended & Restated Trust Agreement
 25.3*     Form of Eligibility on Form T-1 under Trust Indenture Act of
           1939, as amended, of FMB Bank, as Trustee under the
           Preferred Securities Guarantee Agreement


-------------------------

  * Previously filed


 ** Filed herewith


*** Filed herewith and supersedes version previously filed.

-----------------------------------------------------------

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes as follows:


          (a) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.


          (b) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement related to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, when applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering hereof.

     Insofar as indemnification for liabilities arising under the Securities Act for 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Pre-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bloomfield Hills, State of Michigan, on the 23rd day of April, 1999.


                                          FLAGSTAR BANCORP, INC.

                                          By:      /s/ THOMAS J. HAMMOND

                                            ------------------------------------
                                                     Thomas J. Hammond
                                            Chairman and Chief Executive Officer
                                              (Duly Authorized Representative)


     Pursuant to the requirements of the Securities Exchange Act of 1933, this Pre-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons (including a majority of the Board of Directors of the Registrant) in the capacities and on the dates indicated.



                  SIGNATURE                                    TITLE                       DATE
                  ---------                                    -----                       ----
            /s/ THOMAS J. HAMMOND              Chairman of the Board and              April 23, 1999
---------------------------------------------    Chief Executive Officer
              Thomas J. Hammond                  (Principal Executive Officer)
                      *                        Vice Chairman of the Board and
---------------------------------------------    President
               Mark T. Hammond

            /s/ MICHAEL W. CARRIE              Executive Vice President,              April 23, 1999
---------------------------------------------    Chief Financial Officer and
              Michael W. Carrie                  Treasurer (Principal Financial
                                                 and Accounting Officer)
                      *                        Director and Executive Vice President
---------------------------------------------
              Joan H. Anderson
                      *                        Director
---------------------------------------------
              James D. Coleman
                      *                        Director
---------------------------------------------
              James D. Isbister
                      *                        Director
---------------------------------------------
              Richard S. Elsea
                      *                        Director
---------------------------------------------
               John R. Kersten
                      *                        Director
---------------------------------------------
             C. Michael Kojaian

         *By: /S/  THOMAS J. HAMMOND                                                  April 23, 1999
---------------------------------------------
              Attorney-In-Fact

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Pre-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bloomfield Hills, State of Michigan, on the 23rd day of April, 1999.


                                          FLAGSTAR TRUST


                                          By:       /s/ MICHAEL W. CARRIE

                                             -----------------------------------

                                                      Michael W. Carrie


                                                           Trustee

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
 1.1*      Engagement Letter
 1.2*      Form of Underwriting Agreement
 4.1*      Certificate of Trust of Flagstar Trust
 4.2*      Trust Agreement of Flagstar Trust
 4.3*      Form of Flagstar Trust Amended and Restated Trust Agreement
 4.4*      Form of Preferred Securities Certificate (included as an
           exhibit to Exhibit 4.3)
 4.5*      Form of Subordinated Indenture
 4.6*      Form of Junior Subordinated Debenture (included as an
           exhibit to Exhibit 4.5)
 4.7*      Form of Preferred Securities Guarantee Agreement
 5.1***    Opinion of Kutak Rock regarding legality of securities being registered
 5.2**     Form of Opinion of Morris, James, Hitchens & Williams
 8.1*      Opinion of Kutak Rock regarding tax matters
12.1*      Computation of ratio of earnings to fixed charges
23.1**     Consent of Grant Thornton LLP
23.2*      Consent of Kutak Rock (contained in Exhibit 5.1 and Exhibit
           8.1)
23.3*      Consent of Albert J. Gladner, Esq.
23.4*      Consent of Morris, James, Hitchens & Williams (contained in
           Exhibit 5.2)
24.1*      Powers of Attorney (see the signature page of this
           Registration Statement, as initially filed)
25.1*      Form of Eligibility on Form T-1 under Trust Indenture Act of
           1939, as amended, of FMB Bank, as Trustee under the
           Subordinated Indenture
25.2*      Form of Eligibility on Form T-1 under Trust Indenture Act of
           1939, as amended, of FMB Bank, as Trustee under the Flagstar
           Trust Amended & Restated Trust Agreement
25.3*      Form of Eligibility on Form T-1 under Trust Indenture Act of
           1939, as amended, of FMB Bank, as Trustee under the
           Preferred Securities Guarantee Agreement


-------------------------
  * Previously Filed
 ** Filed herewith

*** Filed herewith and supersedes version previously filed